                                                          Reg. No. 33-_________

    As filed with the Securities and Exchange Commission on        , 1997.

==============================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ----------------

                                    FORM N-5
                            REGISTRATION STATEMENT OF
                        SMALL BUSINESS INVESTMENT COMPANY
                        Under The Securities Act of 1933
                                       And
                       The Investment Company Act of 1940

                                ----------------

             EASTERN VIRGINIA SMALL BUSINESS INVESTMENT CORPORATION
               (EXACT NAME OF REGISTRANT AS SPECIFIED IN CHARTER)

                        300 EAST MAIN STREET, SUITE 1380
                             NORFOLK, VIRGINIA 23510
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

             J. ALAN LINDAUER, PRESIDENT AND CHIEF EXECUTIVE OFFICER
             EASTERN VIRGINIA SMALL BUSINESS INVESTMENT CORPORATION
                        300 EAST MAIN STREET, SUITE 1380
                             NORFOLK, VIRGINIA 23510
                                 (757) 626-1111
                     (NAME AND ADDRESS OF AGENT FOR SERVICE)

                                 WITH A COPY TO:
                          FREDERICK T. STANT, III, ESQ.
                               CLARK & STANT, P.C.
                               900 COLUMBUS CENTER
                         VIRGINIA BEACH, VIRGINIA 23462
                                 (757) 499-8800

                          ----------------------------


      APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF THE SECURITIES TO THE
PUBLIC: AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT.

                       CALCULATION OF REGISTRATION FEE

---------------------------------------------------------------------------------------------------------

    Title of            Amount to be      Proposed Maximum   Proposed Maximum        Amount of
 Securities to           Registered        Offering Price   Aggregate Offering   Registration Fee
 be Registered                              per Share(1)         Price(1)
---------------------------------------------------------------------------------------------------------
Common Stock $1        800,000 Shares          $12.50           $10,000,000          $3030.30
   Par Value
---------------------------------------------------------------------------------------------------------

(1) Estimated solely for purposes of calculating the registration fee.


       THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

             EASTERN VIRGINIA SMALL BUSINESS INVESTMENT CORPORATION

                             CROSS REFERENCE SHEET
(Pursuant to Rule 481 showing the location in the Prospectus of the responses to the Items of Parts I and II of Form N-5)

Item No. and Caption                                                       Prospectus Caption
--------------------                                                       ------------------

1.  Organization and Business..........................................THE COMPANY

2.  Fundamental Policies of Registrant.................................BUSINESS-Fundamental Investment Policies

3.  Policies with Respect to Security Investments......................BUSINESS-Other Investment Policies

4.  Ownership of Voting and Convertible Securities of Other
    Issuers ...........................................................Not required  to be in the Prospectus

5.  Special Tax Provisions Applicable to Registrant....................FEDERAL INCOME TAX CONSIDERATIONS

6.  Pending Legal Proceedings..........................................Not Applicable

7.  Summary of Earnings................................................PROSPECTUS SUMMARY

8.  Persons in Control Relationships with Registrant...................Not Applicable

9.  Persons Owning Equity Securities of Registrant.....................PRINCIPAL SHAREHOLDERS

10. Number of Holders of Equity Securities of Registrant...............Not required to be in the Prospectus

11. Directors and Executive Officers...................................MANAGEMENT-Directors and Executive Officers

12. Members of Advisory Board of Registrant............................Not applicable

13. Remuneration of Directors, Officers and Members of
    Advisory Board ....................................................MANAGEMENT-Remuneration

14. Indemnification of Officers and Directors..........................Not required to be in the Prospectus

15. Custodians of Portfolio Securities.................................Not Applicable

16. Investment Advisers................................................Not Applicable

17. Business and Other Connections of Investment Advisers
    and Their Managements..............................................Not Applicable

18. Interest of Affiliated Persons in Certain Transactions.............Not Applicable

19. Capital Stock......................................................DESCRIPTION OF CAPITAL STOCK

20. Long-Term Debt.....................................................DESCRIPTION OF CAPITAL STOCK

21. Other Securities...................................................Not Applicable

22. Financial Statements...............................................See Item 28

23. Distribution Spread................................................Cover Page

24. Plan of Distribution...............................................PLAN OF DISTRIBUTION

25. Use of Proceeds to Registrant......................................USE OF PROCEEDS

26. Sales Otherwise Than for Cash......................................Not Applicable

27. Information Required by Items of Part I............................See Above

28. Financial Statements Required by Item 22 of Part I.................FINANCIAL STATEMENTS

                                     PART I
                 INFORMATION REQUIRED IN REGISTRATION STATEMENT
                    UNDER THE INVESTMENT COMPANY ACT OF 1940

                       (For Part I Items contained in the
                      Prospectus see Cross Reference Sheet)

ITEM 2. FUNDAMENTAL INVESTMENT POLICIES.

        The following policies of the Registrant with respect to the activities described below are matters of fundamental policy in accordance with Sections 8(b) and 13(a) of the Investment Act. These policies may not be changed without the approval of the lesser of (i) 67% of the Registrant's shares present or represented at a shareholders' meeting at which the holders of more than 50% of such shares are present or represented or (ii) more than 50% of the outstanding shares of the Registrant. Undefined capitalized terms have the meanings ascribed in the attached Prospectus.

(a) The Registrant is permitted to issue the maximum amount of SBA Debentures and SBA Participating Securities permitted by the SBA Act and SBA Regulations. The Registrant has not issued any SBA Debentures or SBA Participating Securities and does not anticipate doing so in the foreseeable future.

(b) The Registrant is permitted to borrow money only for the purpose of investments in, and making loans to, Small Business Concerns. It is, however, permitted to finance the acquisition of capital assets used in its ordinary business operations.

(c) The Registrant is not permitted to engage in the business of underwriting the securities of other issuers. It is anticipated that all or substantially all of its investments in Small Business Concerns will be in securities that may not be sold to the public without registration under the Securities Act. All of the Registrant's current equity investments in Small Business Concerns are so restricted.

(d) The Registrant is prohibited from concentrating more than 30% of the value of its assets, determined at the time an investment is made, exclusive of U.S. government securities, in securities issued by companies primarily engaged in the same industry.

(e) The Registrant is prohibited from engaging in the business of purchasing or selling real estate. The Registrant may bring mortgage foreclosure actions and take title to and possession of property with respect to which it is the mortgagee in accordance with applicable mortgage foreclosure laws. Additionally, the Registrant may purchase office facilities, although, at present it leases office facilities.

(f) The Registrant is not permitted to engage in the purchase or sale of commodities or commodity contracts.

(g) The Registrant is permitted to make loans to Small Business Concerns to the extent allowed by the SBA Act and SBA Regulations.

ITEM 3.  OTHER INVESTMENT POLICIES.

        The Registrant's policies with respect to the following matters are not fundamental policies and may be changed, subject to the SBA Act and SBA Regulations, by the Registrant's Executive Committee without shareholder approval.

(a) The Registrant may make investments in equity and debt securities of Small Business Concerns as approved by the Executive Committee. The Registrant has no strict policy regarding the percentage of its assets that may be invested in any specific type of security.

(b) The Registrant follows SBA Regulations prohibiting an investment in any single Small Business Concern and its affiliates exceeding 20% of the Registrant's Regulatory Capital.

(c) As permitted by SBA Regulations, the Registrant may purchase (i) up to 49% of the voting securities of a Small Business Concern if the Small Business Concern has less than 50 shareholders or (ii) up to 19% (and in certain situations up to 25%) of the voting securities of a Small Business Concern if the Small Business Concern has 50 or more shareholders.

(d) Except where necessary to protect an investment, the Registrant does not invest in companies for the purpose of exercising control of management and does not intend to do so in the future. SBA Regulations prohibit SBICs from controlling a Small Business Concern except where necessary to protect an investment.

(e) The Registrant does not invest in securities of other investment companies and does not intend to do so in the future.

(f) The Registrant intends to hold its portfolio debt securities for a minimum of five years as required by SBA Regulations or until maturity. It anticipates retaining its equity investments from five to seven years.

ITEM 4. OWNERSHIP OF VOTING AND CONVERTIBLE SECURITIES OF
          PORTFOLIO COMPANIES.

        As of August 31, 1997, the Registrant owned the following securities of a portfolio company that are convertible into voting securities. On the conversion of all such securities, the Registrant would own the following percentage of the voting securities of this portfolio company:


                                               TITLE OF SECURITIES          PERCENTAGE OF      PERCENTAGE OF VOTING
    NAME AND              NATURE OF ITS       OWNED, CONTROLLED OR         VOTING SECURITIES    SECURITIES OWNED
 ADDRESS OF COMPANY     PRINCIPAL BUSINESS   HELD BY THE REGISTRANT           NOW OWNED           UPON CONVERSION
 ------------------     ------------------   ----------------------       -------------------  ---------------------
Mid-Atlantic               Originator        500 shares of                      0                     49
Small Business             and broker        convertible
Finance, Inc.              of                preferred stock
300 East Main Street,      SBA-guaranteed
Suite 1380                 loans to
Norfolk, VA                Small
23510                      Business
                           Concerns

ITEM 10. NUMBER OF HOLDERS OF EQUITY SECURITIES.


        Title of class                                                       Number of holders
        --------------                                                       -----------------
         Common Stock                                                                87


ITEM 14.INDEMNIFICATION AND ELIMINATION OF LIABILITY.

        The Registrant's Articles of Incorporation and Bylaws contain provisions that govern indemnification of its directors, investment advisors/managers and shareholders, officers, agents, employees and affiliates. These provisions enable the Registrant to indemnify these individuals to the fullest extent permitted by Virginia law. By law, Virginia corporations may indemnify any person who was or is a party to any proceeding by reason of the fact that the person is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation in any such capacity of another corporation or other entity against liability incurred in connection with such proceeding, including any appeal thereof, if the individual acted in good faith and believed (i) in the case of conduct in the individual's official capacity with the Registrant, that the individual's conduct was in the best interests of the Registrant or (ii) in all other cases, that the individual's conduct was at least not opposed to the best interests of the Registrant. In addition, in the case of any criminal proceeding, the individual must not have had reasonable cause to believe his conduct was unlawful. Virginia law requires the Registrant to indemnify its directors and officers (and allows the Registrant to indemnify employees or agents) who entirely prevail in the defense of any proceeding to which they were a party because they are or were directors or officers (or employees or agents) of the Registrant. The indemnification authorized under Virginia law is not exclusive and is in addition to any other rights granted to officers and directors under the Articles or Bylaws. The Articles also provide for the advancement of expenses incurred by the directors, officers, agents and employees described above in connection with the defense of any action, suit or proceeding to which such a person is or was a party because such a person is or was a director, officer, agent or employee of the Registrant, on the receipt of an undertaking to repay such amount, if it is ultimately determined that such person is not entitled to indemnification. Virginia law, permits the Registrant to purchase and maintain insurance or furnish similar protection on behalf of any officer or director against any liability asserted against the officer or director and incurred by the officer or director in such capacity, or arising out of the person's status, as an officer or director. This insurance protection is available under Virginia law whether or not the Registrant would have the power to indemnify the director or officer against such liability under Virginia law. The Registrant has purchased such insurance for the benefit of its officers and directors.

        Virginia law prohibits the Registrant from indemnifying directors and officers in connection with a proceeding by or in the right of the Registrant in which the director or officer was adjudged liable to the Registrant, although the court in which such action was brought may order indemnification of the director or officer to the extent of his reasonable expenses if it determines that the director or officer is entitled to such indemnification. Virginia law also prohibits the Registrant from indemnifying directors or officers in connection with any other proceeding charging improper personal benefit to the director or officer (whether or not involving action in his official capacity) in which the director or officer was adjudged liable on the basis that personal benefit was improperly received by him.

        Under Virginia law and the Articles and the Bylaws, directors and officers are not personally liable for monetary damages to the Registrant or any other person for acts or omissions in their capacity as a director or officer, except in certain limited circumstances such as certain violations of criminal law and transactions in which the director or officer derived an improper personal benefit. As a result, shareholders may be unable to recover monetary damages against directors and officers for actions taken by directors or officers that constitute negligence or gross negligence or that violate their fiduciary duties. Injunctive or other equitable relief may be available.

                              SUBJECT TO COMPLETION
                             PRELIMINARY PROSPECTUS
                               DATED       , 1997

PROSPECTUS

                                 800,000 SHARES

             EASTERN VIRGINIA SMALL BUSINESS INVESTMENT CORPORATION

                                  COMMON STOCK

        Eastern Virginia Small Business Investment Corporation, a Virginia corporation (the "Company"), is offering 800,000 shares (the "Shares") of its common stock, par value $1 (the "Common Stock"), at $12.50 per share.

        The Common Stock is not, and, following this Offering, will not be, traded on any exchange.

        Before this Offering, there has been no public market for the Common Stock and it is highly unlikely that a market will develop after this Offering.

        THE SHARES INVOLVE A HIGH DEGREE OF RISK. INVESTORS SHOULD CONSIDER THE INFORMATION UNDER "RISK FACTORS" IN CONNECTION WITH THEIR INVESTMENT DECISION CONCERNING THE PURCHASE OF COMMON STOCK IN THIS OFFERING.

                        --------------------------------

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
                 EXCHANGE COMMISSION OR ANY STATE SECURITIES
          COMMISSION NOR HAS THE COMMISSION OR ANY STATE SECURITIES
              COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF
                  THIS PROSPECTUS. ANY REPRESENTATION TO THE
                       CONTRARY IS A CRIMINAL OFFENSE.

        NOTIFICATION OF THIS OFFERING WILL BE FILED UNDER THE SECURITIES LAWS OF CERTAIN SELECTED STATES AND THE SHARES MAY BE SOLD ONLY IN THOSE STATES. SUCH NOTIFICATONS, HOWEVER, DO NOT CONSTITUTE AN ENDORSEMENT OR APPROVAL BY ANY PARTICULAR STATE SECURITES COMMISSION OF ANY SECURITES OFFERED OR THE TERMS OF THE OFFERING. NO STATE SECURITIES COMMISSION HAS PASSED ON THE ACCURACY OR COMPLETENESS OF THIS PROSPECTUS OR ANY OTHER SELLING LITERATURE.

        THIS OFFERING INVOLVES SUBSTANTIAL RISKS CONCERNING THE COMPANY AND AN INVESTMENT IN ITS SECURITIES SHOULD BE CONSIDERED ONLY BY PERSONS ABLE TO BEAR THE ECONOMIC RISK OF THE INVESTMENT FOR AN INDEFINITE PERIOD OF TIME OR ABLE TO AFFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE "RISK FACTORS." OFFERS ARE PERMITTED ONLY TO RESIDENTS OF CERTAIN STATES.

================================================================================
                                               Price               Proceeds
                                                To                    To
                                               Public (1)          Company (2)
--------------------------------------------------------------------------------
Per Share...........................            $12.50              $12.50
--------------------------------------------------------------------------------
Total.................................       $10,000,000         $10,000,000
================================================================================

        (1) The Shares will be offered and sold by employees and, where required by state securities laws, by authorized agents of the Company. No commissions or other compensation will be paid to employees, but authorized agents will be compensated for sales made. No broker or dealer has been retained or is under any obligation to purchase any Shares, although the Company may attempt to engage brokers or dealers and pay a commission on sales made. See "Plan of Distribution."

        (2) Before deducting expenses of this Offering, payable by the Company, estimated at $200,000.

                                ----------------

               THE DATE OF THIS PROSPECTUS IS ______________, 1997

================================================================================
                               PROSPECTUS SUMMARY

THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION AND FINANCIAL STATEMENTS APPEARING ELSEWHERE IN THIS PROSPECTUS. UNLESS OTHERWISE INDICATED, THE INFORMATION IN THIS PROSPECTUS REFLECTS (i) AN AMENDMENT TO THE COMPANY'S ARTICLES OF INCORPORATION AUTHORIZING AN INCREASE IN THE NUMBER OF AUTHORIZED SHARES OF COMMON STOCK FROM 25,000 SHARES TO 1,500,000 SHARES AND (ii) A 100 TO ONE SPLIT OF THE COMMON STOCK BY MEANS OF A STOCK DIVIDEND, BOTH TO BE EFFECTED BEFORE COMPLETION OF THIS OFFERING.


                                 THE COMPANY


        Eastern Virginia Small Business Investment Corporation (the "Company") is a diversified closed-end investment company licensed by the Small Business Administration (the "SBA") as a small business investment corporation (a "SBIC") under the Small Business Investment Act of 1958, as amended (the "SBA Act"). The Company operates primarily as a venture capital investment firm, making equity investments in, and providing long-term, fixed and variable rate loans to, established Small Business Concerns (as defined below) to finance their growth, expansion and modernization. At August 31, 1997, the Company had approximately $1.6 million in equity investments in five portfolio companies, and had no loans, outstanding. At present, most of the Company's equity investments are in Small Business Concerns located in Eastern Virginia.

        To fund its equity investments and debt financing, the Company has used only the cash portion of its Private Capital (as defined below). Although it has no plans to do so, it may, in the future, use funds acquired from or guaranteed by the SBA provided by issuing of current-pay debentures ("SBA Debentures") or deferred-coupon preferred stock or deferred-interest debentures (collectively "SBA Participating Securities").

                                  THE OFFERING


   Common Stock Offered.......................................         800,000 shares

   Common Stock to be Outstanding after this Offering.........        1,368,900 shares

   Use of Proceeds............................................   Increase Private Capital

                               USE OF PROCEEDS

        The Company will use the net proceeds of this Offering to increase its Private Capital.
==============================================================================

                        SUMMARY FINANCIAL INFORMATION

        The following table contains certain financial and operating data and is qualified by the more detailed Financial Statements and Notes included elsewhere in this Prospectus. The Balance Sheet Data as of June 30, 1997 and the Operating and Other Data for the years ended June 30, 1996 and 1997 were derived from the Company's Financial Statements and Notes that have been audited by Hoffman, Morrison & Fitzgerald, P.C., independent certified public accountants, and are included elsewhere in this Prospectus. The Balance Sheet Data for the three months ended September 30, 1997 and the Operating and Other Data for the three months ended September 30, 1996 and 1997 have been derived from the unaudited financial statements of the Company which, in the opinion of Management, have been prepared on the same basis as the audited financial statements and include all adjustments, consisting of normal recurring adjustments, which Management considers necessary for a fair presentation of the selected data shown. The three months ended September 30, 1997 are not necessarily indicative of the results to be expected for the entire year ending June 30, 1998. The Operating and Other Data have been derived from the unaudited internal records of the Company. The financial data shown below should be read in conjunction with the Financial Statements and Notes.



                                                                         THREE MONTHS ENDED
                                          FOR THE YEARS ENDED JUNE 30,      SEPTEMBER 30,
                                          ----------------------------   -------------------
OPERATING AND OTHER DATA:                      1996          1997          1996        1997
                                               ----          ----          ----        ----
Net interest income...............           $ 42,262     $ 176,003       $          $
Other income......................           $ 17,255     $  37,450       $          $
Operating expenses................           $ 59,777     $ 205,376       $          $
                                             --------     ---------       --------   -------

Net operating income (loss) before
  net change in unrealized appreciation
  on investments and provision for
  income taxes...........................    $   (260)    $   8,077       $          $
Provision (benefit) for income taxes.....    $ (7,346)    $ (11,780)      $          $
                                             --------     ---------       --------   -------

Net operating income ....................    $  7,086     $  19,857       $          $

Change in unrealized appreciation
  in investments, net of provision for
  income taxes...........................    $   -        $ 238,094       $          $
                                             --------      --------       --------   -------
Net income...............................    $  7,086     $ 257,951       $          $
                                             =========     ========       ========   =======
Net income per share.....................    $   0.96(1)  $    0.46(1)    $          $
                                                                          ========   =======
Net operating income per share...........    $   0.96(1)  $    0.04(1)    $          $

Weighted average number of
  shares outstanding.....................       7,386       562,117

                                                  AT JUNE 30, 1997             AT SEPTEMBER 30, 1997
                                             --------------------------     -----------------------------
                                             ACTUAL       AS ADJUSTED(2)     ACTUAL        AS ADJUSTED(2)
                                             ------       --------------    -------        --------------
BALANCE SHEET DATA:
U.S. Government securities,
  at market value.................           $2,209,470    $  2,209,470      $             $
Total stockholders' equity..........         $3,840,087(3) $ 13,640,087(3)   $             $

------------------------------------------
(1) Net operating income per share and net income per share are based on the weighted average number of shares outstanding for the year.

(2) As adjusted to reflect the receipt and application of the net proceeds from the sale of the Shares (assuming a sale of all 800,000 Shares at $12.50 per share).

(3) Between May 1994 and February 1997, the Company sold 568,300 shares of Common Stock in a series of transactions in a private placement. As permitted by the offering documents, the Company allowed accredited investors, as defined in Regulation D of the Securities Act ("Regulation D"), to pay 50% of the subscription price of the Common Stock in cash and to finance the unpaid purchase price by a non-interest bearing demand recourse promissory note secured by the shares of Common Stock purchased. "Total stockholders' equity" does not reflect $2,006,000 in such promissory notes receivable from stockholders'. See Note C to Financial Statements.

                                   THE COMPANY

        Eastern Virginia Small Business Investment Corporation is a diversified closed-end investment company licensed by the SBA as a SBIC under the SBA Act. The Company, however, operates primarily as a venture capital investment firm, making equity investments in, and providing long-term, fixed and variable rate loans to, established Small Business Concerns to finance their growth, expansion and modernization. The Company may also provide guarantees of all or a portion of portfolio companies' indebtedness to financial institutions or other commercial lenders. See "Business-Investment Policies." At August 31, 1997, the Company had approximately $1.6 million in equity investments in five portfolio companies, and had no loans, outstanding.

        The Company makes its equity investment and lending decisions based on a number of factors, all of which must be present to give the Company a desired rate of return commensurate with its risk in undertaking the equity investment or loan. The Company considers the past and present financial condition and performance of the portfolio company and its management, as well as the market or potential market for its goods or services, its creditworthiness, including an analysis of its projected cash flow , the adequacy of its capitalization and its profitability during the prior five years. (See "Business-Investment Policies"). Most of the Company's investments have been in Small Business Concerns located in Eastern Virginia. A "Small Business Concern," as defined in the SBA Act and in regulations promulgated by the SBA ("SBA Regulations"), is a business concern independently owned and operated and not dominant in its field of operation. In addition, a Small Business Concern must either (i) have a net worth, together with any affiliates, of $18 million or less and an average net income after federal income taxes for the preceding two years of $6 million or less (average net income to be computed without benefit of any carryover loss) or (ii) satisfy alternative criteria under SBA Regulations that focus on the industry of the business and the number of persons employed by the business or its gross revenue.

        To fund its equity investments and debt financing, the Company has used only the cash portion of its "Private Capital" (that, in the case of the Company, is defined as eligible capital paid for capital stock and eligible additional paid-in capital). Although it has no plans to do so in the future, it may use funds acquired from or guaranteed by the SBA ("SBA Leverage"). Such funds may be provided by the Company's issuance of SBA Debentures. In addition, assuming the sale of approximately 560,000 Shares in this Offering, the Company will meet "SBA Regulatory Capital" requirements (defined as Private Capital less any non-cash assets contributed to the Company) that would permit it to apply to the SBA to issue SBA Participating Securities. Current SBA Regulations and procedures require that a SBIC invest at least 50% of its Leveragable Capital (defined as Private Capital less unfunded commitments and private funds from federal sources) before becoming eligible to apply to the SBA to issue either SBA Debentures or SBA Participating Securities. Accordingly, until it has invested 50% of its Leveragable Capital, the Company cannot apply for SBA Leverage. If it decides to do so, the Company cannot predict if its application will be approved because the SBA may reject an application for credit or regulatory reasons. See "Risk Factors-Sources of Funds" and "Business-Sources of Funds." In any event, the Company does not anticipate applying for SBA Leverage in the foreseeable future.

        Incorporated in Virginia on July 13, 1993, the Company is registering under the Investment Company Act of 1940 (the "Investment Act"). The Company's principal office is located at 300 East Main Street, Suite 1380, Norfolk, Virginia 23510, and its telephone number is (757) 626-1111.

                                 RISK FACTORS

        INVESTMENT IN THE COMMON STOCK INVOLVES A HIGH DEGREE OF RISK AND IS SUITABLE ONLY FOR PERSONS WHO HAVE THE FINANCIAL MEANS NOT ONLY TO HOLD THE SHARES FOR AN INDEFINITE PERIOD OF TIME, BUT TO AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. INVESTORS SHOULD CONSIDER THE FOLLOWING FACTORS IN EVALUATING AN INVESTMENT IN THE COMMON STOCK.

        INVESTMENT AND CREDIT RISKS. The Company's investment assets consist primarily of direct equity investments (generally in the form of preferred stock with a warrant to acquire shares of common stock) in small businesses. It will continue to invest only in Small Business Concerns, that, by SBA Regulation, must have a net worth of less than $18 million. Equity investing and extending credit involves the risk that the equity investment will be or become illiquid or unrealizable or that the loan will not be repaid. The transferability of the equity and debt securities of portfolio companies held by the Company is, and will continue to be, highly restricted. Because the Company's clients are small businesses with more limited financial resources than larger, more established entities, the Company assumes a greater risk of loss than might otherwise be the case if it focused on investing in or lending to larger companies. The Company does not operate like traditional lenders because, in most instances, it operates as a venture capital firm, the antithesis of a secured lender. Venture capital investments are, by their very nature, both long-term and one of the highest risk categories of investments. See "Business-Investment Policies."

        UNSPECIFIED INVESTMENTS. The Company will make future unspecified investments in portfolio companies. As a result, the uncertainty and risk of an investment in the Shares is increased because investors will not be able to evaluate for themselves the economic merits of such future investments.

        SOURCES OF FUNDS. The Company has established its equity and debt investment operations solely by raising its Private Capital. The Company's ability to raise any additional required capital necessarily depends on the condition of the equity markets at the time the Company seeks additional equity financing. There can be no assurance that the Company can, in the future, raise additional equity capital on acceptable terms. The Company has no foreseeable plans to issue SBA Debentures or, assuming it meets the minimum SBA Regulatory Capital requirements, SBA Participating Securities. To expand its investment operations, the Company may seek bank or institutional borrowings. The willingness of banks and other financing institutions to lend to the Company may be affected by their financial condition and by the agencies regulating their operations. Consequently, there may be times when it is difficult or impossible for the Company to obtain institutional financing on acceptable terms.

        LIMITED OPERATING HISTORY. The Company obtained its license from the SBA in May 1996. Since that time, it has made only two loans and five equity investments. Both loans were repaid by the borrowers. The Company continues to hold, and anticipates holding, its equity investments for an extended period of time See "Business-Investment Policies." The Company has no history of realizable profits in its investments, although it has recorded unrealized appreciation on certain of its equity investments. See "Business-Investments."

        LEVERAGE. Although it may use SBA Leverage at some point, the Company has not yet issued any SBA Debentures or SBA Participating Securities and does not anticipate issuing any in the foreseeable future. If it does so, its operations will involve a high degree of leverage. SBA Debentures require that interest be paid on a current basis and the income from the Company's investments may not be sufficient to make the required payments. Leverage increases the risk of loss because increased operating revenues are needed to make required payments of principal and interest on loans. As such, losses on a small percentage of the Company's investments and loans can result in a much larger percentage reduction in shareholders' equity.

        COMPETITION. The Company competes with venture capital investors and venture capital investment firms. The Company also competes with other SBICs, other non-bank financial companies and, to a limited extent, commercial banks, most of which have greater resources and significantly more operating history.

        NO UNDERWRITER OR DEALER. The Company is making this Offering on a best-efforts basis. It has not retained an underwriter or securities dealer to assist in selling the Shares, and, although the Company may attempt to engage brokers or dealers and pay them a commission on sales, no broker or dealer is under any obligation to purchase the Shares. Instead, the Company will make this Offering, wherever possible, directly through its employees. Although this method of offering securities is less expensive for the Company because no commissions or underwriting discounts are anticipated to be paid in connection with this Offering, it will be more difficult for the Company to complete this Offering without the assistance of an underwriter or dealer. In addition, the absence of an underwriter or market maker will further impede the development of an active trading market for the Company's Common Stock.

        RELIANCE ON MANAGEMENT. Management is a key factor in the successful development and operation of a SBIC. J. Alan Lindauer serves as President and Chief Executive Officer, and as a Director and Chairman of the Executive Committee of the Company. He is the Company's only full-time executive officer. Although Mr. Lindauer is a Certified Management Consultant and has experience in business evaluation and venture capital investing, until his election as President of the Company in March 1994, he had never served as an executive officer of a SBIC. See "Management."

        LIMITED PARTICIPATION IN MANAGEMENT. From its members, the Company's Board of Directors has established a seven-member Executive Committee to oversee Management and make all decisions regarding equity, debt or guarantee investments. Mr. Lindauer serves as Chairman of the Executive Committee and manages the day-to-day operations of the Company. See "Management." No investor will have any participation in the management of the Company or any vote on investment decisions of the Company.

        NO PUBLIC MARKET. Before this Offering, there has been no public market for the Common Stock and it is highly unlikely that any active trading market will develop or continue after this Offering or that the market price of the Common Stock will not decline below the initial public offering price. Accordingly, investors may not be able to sell their Common Stock readily, if at all, and therefore must be prepared to bear the economic risks of the investment for an indefinite period of time or be able to afford the loss of the entire investment.

        VOLATILITY OF STOCK PRICE. The initial public offering price was determined solely by the Company and may not be indicative of prices that may prevail after this Offering. In the event a public market were to develop, the Company Stock is likely to be thinly traded and its trading price highly volatile and subject to wide fluctuations in response to factors, many of which are beyond the Company's control. These may include fluctuations in the operating results of its portfolio companies, sales of the Common Stock in the marketplace, shortfalls in revenues, earnings or other operating results of the Company, general financial conditions and the like. There can be no assurance that the market price of the Common Stock will not experience significant fluctuations that are material, adverse and unrelated to the Company's performance.

        SHARES ELIGIBLE FOR FUTURE SALE. All of the 568,900 shares of Common Stock currently outstanding were offered and sold by the Company in private transactions in reliance on exemptions from registration under the Securities Act. Accordingly, all of such shares are "restricted securities," as defined by Rule 144 ("Rule 144") under the Securities Act and cannot be resold without registration, except in reliance on Rule 144 or another applicable exemption from registration. Shares of Common Stock have been eligible for resale under Rule 144, depending on their date of issue, since February 1995 (assuming the other requirements of Rule 144 are met).

        No prediction can be made as to the effect, if any, that future sales of restricted shares of Common Stock, or the availability of such Common Stock for sale, will have on the market price of the Shares prevailing from time to time. Sales of substantial amounts of formerly restricted Common Stock in the public market, or the perception that such sales may occur, could adversely affect the then prevailing market price of the Common Stock.

        In addition, in the future the Company may issue additional shares of Common Stock. No prediction can be made as to the effect, if any, that future issuances of Common Stock may have on the market price of the Common Stock prevailing from time to time. Sales of substantial amounts of such Common Stock, or the perception that such sales may occur, could adversely affect the then prevailing market price of the Common Stock. See "Shares Available for Future Sale."

        DETERMINATION OF OFFERING PRICE. There is no public trading market for the Common Stock, and the price of the Shares bears no relationship to the assets, book value, net worth or any other recognized criteria of value of the Company. The offering price of the Shares was determined arbitrarily by Management of the Company, and should not be considered as an indication of the actual value of the Company. Each prospective investor should make an independent evaluation of the fairness of such price.


                                 USE OF PROCEEDS

        Based on an assumed public offering price of $12.50 per share and the sale of all 800,000 Shares in this Offering, the Company will receive approximately $10 million, before deduction of expenses of this Offering estimated at $200,000. All the net proceeds received will be used to increase the Company's Private Capital that will be used to make additional equity or debt investments in Small Business Concerns, thus expanding the Company's business. See "Business-Investment Policies."


                               DIVIDEND POLICY


        After this Offering, the Company anticipates that all of its earnings will be retained for development and expansion of its business and does not anticipate paying any cash dividends in the foreseeable future. The payment of dividends is subject to the discretion of the Board of Directors and will depend on the Company's results of operations, financial position, capital requirements, general business conditions, restrictions imposed by any financing arrangements, legal and regulatory restrictions on the payment of dividends and other factors the Board of Directors deems relevant.

                                 CAPITALIZATION

        The following sets forth the equity capitalization of the Company at June 30, 1997, and, as adjusted, to give effect to the sale by the Company of 800,000 Shares of Common Stock (based on an assumed public offering price of $12.50 per share) and the application of the estimated net proceeds of such sale.

        This table should be read in conjunction with the Financial Statements and Notes included elsewhere in this Prospectus.


                                                                 AT JUNE 30, 1997
                                                            -----------------------------

                                                            OUTSTANDING       AS ADJUSTED
                                                            -----------      ------------
Stockholders' equity(1):
  Preferred Stock, par value $1 per share,
   25,000 shares authorized; no shares issued or
     outstanding or as adjusted...........................   $       -       $        -
  Common Stock, par value $1 per share; 1,500,000 shares
   authorized, 568,900 shares issued
     and outstanding; 1,368,900 shares as adjusted              568,900         1,368,900

  Additional paid-in capital..............................    5,041,100(2)     14,041,100(2)

  Net unrealized appreciation on investments                    238,094           238,094

  Undistributed accumulated earnings (deficit)                   (2,007)           (2,007)

  Stockholders' notes receivable..........................   (2,006,000)       (2,006,000)
                                                             -------------     -------------
      Total stockholders' equity..........................    3,840,087(2)     13,640,087(2)
                                                             -------------     -----------
      Total capitalization................................   $3,840,087(2)    $13,640,087(2)
                                                             =============    ==============

---------------------------
(1) Gives effect to the anticipated amendment and restatement of the Company's Articles of Incorporation, increasing the number of authorized shares of Common Stock to 1,500,000 and a 100 to one stock split of the Common Stock by means of a stock dividend.


(2) Between May 1994 and February 1997, the Company sold 568,300 shares of Common Stock in a series of transactions in a private placement. As permitted by the offering documents, the Company allowed accredited investors (as defined in Regulation D) to pay 50% of the subscription price of the Common Stock in cash and to finance the unpaid purchase price by a non-interest bearing demand recourse promissory note secured by the shares of Common Stock purchased. "Additional paid-in capital," "Total stockholders' equity" and "Total capitalization" do not reflect $2,006,000 in such promissory notes receivable from stockholders. See Note C to Financial Statements.

                                   BUSINESS

        The Company was licensed by the SBA as a SBIC in May 1996. To date, it has conducted its operations primarily in southeastern Virginia. All of its present investments are equity investments in Small Business Concerns, primarily in the form of preferred stock, coupled with either warrants to acquire, or that is convertible into, common stock of the portfolio company. All of the equity securities acquired by the Company are unregistered and may not be sold by the Company, except as permitted by the Securities Act and applicable state securities laws. At August 31, 1997, the Company had approximately $1.6 million invested in the capital stock of five portfolio companies. The Company's only debt financings were for $350,000 and $50,000, both of which have been repaid. A brief description of these transactions follows.

INVESTMENTS

         - In October 1996, the Company loaned $50,000 to, and, in November 1996, for $700,000, purchased 700 shares of redeemable preferred stock of, a company principally engaged in back office and software support for the financial services industry. The loan was prepaid in November 1996. The preferred stock carries an annual cumulative dividend rate of 10%. The preferred stock may be called by the portfolio company at any time after November 1997 and the Company may put the preferred stock to the portfolio company at any time after November 2001. In either case, the redemption price is 10 times the adjusted earnings, as defined in the preferred stock purchase agreement, of the portfolio company for the 12-month fiscal year preceding the redemption date; provided that the minimum redemption price is $1,000 per share increased by $40 per year for each 12-month period the preferred stock is held by the Company and the maximum redemption price is an amount calculated on an annualized basis to yield the Company an annual internal rate of return between 15% and 20% depending on the year of redemption.

        As part of the transaction, the Company acquired a common stock purchase warrant, exercisable at $1 per share for 125 shares of the portfolio company's common stock that, if exercised, will represent approximately 4% of its outstanding common stock. The term of the warrant commenced in November 1996 and terminates in November 2000. The warrant contains anti-dilution provisions and is detachable and transferable. The warrant is also subject to an agreement providing that, after November 2003, the Company has the right to put to the portfolio company, and the portfolio company has the right to call, the shares of common stock into which the warrant is exercisable. In either case, the price of the common stock is 4% of the fair market value of the portfolio company, as of the date of the exercise of the put or call, as determined by a professional appraiser selected by the Company and the portfolio company; provided that the purchase price may not exceed 4% of the portfolio company's net revenues for the fiscal year preceding the exercise date of the put or call.

        - In December 1996, the Company loaned $350,000 to a borrower principally engaged in providing long-distance telephone rebilling services. The term of the loan was five years and it carried an annual interest rate of 10%. The loan was collateralized by a perfected security interest in the accounts receivable of a subsidiary of the borrower. As part of the transaction, the Company received a common stock purchase warrant exercisable until December 2003 at $1.50 per share for 245,000 shares of the portfolio company's common stock. The warrant contained anti-dilution provisions and was detachable and transferable. At the time the loan was made, recent transactions in the borrower's common stock averaged $1.95 per share.

        In January 1997, the borrower requested that the Company subordinate a portion of its collateral interest to another lender. The Company agreed to do so in exchange for the borrower's grant of a similar common stock purchase warrant exercisable until February 2000 at $2 per share for 56,000 shares of common stock (representing less than 1% of the outstanding shares of common stock). In March 1997, the borrower prepaid the $350,000 loan.

        In June 1997, the borrower sought a second loan from the Company of $250,000. In lieu of a loan, the Company agreed to exercise the original 245,000 share-warrant if the borrower agreed to lower the exercise price from $1.50 per share to $1.02 per share. In July 1997, the Company exercised the warrant and paid the borrower $249,900. At that time, recent transactions in the borrower's common stock averaged $2.27 per share and the common stock held by the Company, as of the date of this Prospectus, represents approximately 3% of the outstanding shares of the borrower's common stock.

        - In January 1997, the Company purchased $140,000 of redeemable convertible preferred stock of a portfolio company principally engaged in loan origination and brokerage of SBA-guaranteed small business loans to Small Business Concerns. The preferred stock carries an annual cumulative dividend rate of 9% and is convertible into common stock of the portfolio company representing 49% of its outstanding common stock. The preferred stock is redeemable by the portfolio company after January 2001 for $140,000 plus 50% of its retained earnings, but the redemption price may not be less than (i) $240,000, if redeemed between January 2001 and January 2002, (ii) $260,000, if redeemed between January 2002 and January 2003, and (iii) $290,000, if redeemed between January 2003 and January 2004. Beginning in February 2002, the Company has a put right with respect to the preferred stock for $140,000 plus 50% of such retained earnings, except the redemption price may not be less than $290,000.

        - In April 1997, the Company purchased $125,000 of redeemable preferred stock of a company principally engaged in the manufacture and sale of roasted delicatessen meats to food distributors. The preferred stock carries an annual cumulative dividend rate of 10%. The portfolio company may redeem the preferred stock at any time after April 1998 and the Company has the right to put the preferred shares at any time after April 2002. In either case, the redemption price is 10 times the adjusted earnings of the portfolio company for the 12-month fiscal year preceding the redemption date; provided that the minimum redemption price is $1,000 per share increased by $40 per year for each 12-month period the preferred stock is held by the Company and the maximum redemption price is an amount calculated on an annualized basis to yield the Company an annual internal rate of return between 15% and 20% depending on the year of redemption.

        As part of the transaction, the Company acquired a common stock purchase warrant exercisable for 1,177 shares of common stock at $.10 per share representing 15% of the portfolio company's common stock, if exercised. The warrant expires in April 2003 contains anti-dilution provisions and is detachable and transferable. After April 2003, the Company has the right to put, and the portfolio company has the right to call, annually, in multiples of 20%, the common stock for which the warrant is exercisable. The redemption price of such shares is 15% of the fair market value of the portfolio company as of the date of the exercise of the put or the call, as determined by a professional appraiser selected by the Company and the portfolio company.

        - In May 1997, the Company purchased $175,000 of redeemable preferred stock of a portfolio company engaged in the sale, assembly and servicing of voting machines for governmental entities. The preferred stock carries an annual cumulative dividend rate of 13%. The Company's preferred stock is redeemable quarterly at par by the portfolio company commencing September 1997. Commencing in May 2002, the Company has the right to put its preferred stock to the portfolio company, at par.

        As part of the transaction, the Company acquired a common stock purchase warrant exercisable, only if the holder owns shares of the redeemable preferred stock, for 194 shares of common stock, at $1 per share, incrementally over a four-year period from its issuance representing 16% of outstanding shares of common stock. The warrant contains anti-dilution provisions and is transferable.

        In July 1997, it purchased an additional $175,000 of the same series of preferred stock and acquired a second common stock purchase warrant exercisable at $1 per share for 44 shares of common stock representing 3% of the outstanding common stock of the portfolio company. This warrant contains anti-dilution provisions and is transferable and detachable. The shares issuable on exercise of both warrants are subject to a put in favor of the Company exercisable between June 2002 and June 2007 at the greater of the "fair market value" (as specifically defined in the warrant) of such shares or the value as determined by an independent appraisal.

INVESTMENT POLICIES

      The Company's investment policies have been adopted by the Board of Directors and are implemented by the Executive Committee. The Company attempts to ensure that its asset portfolio exhibits safety and soundness, while, at the same time, provides for equity features that will permit it to achieve rewards commensurate with a venture capital investment.

      Traditional lenders require certain standards before affirmatively considering a loan. Among others, these standards include debt service coverage ratios, profit history, adequate working capital and collateral security. Venture capital investing takes a different approach. The Company includes these factors in its decision-making process, but significant weight is given to product, market size, growth potential, capability of management and potential exit strategies for the equity portion of the Company's investment. To identify an exit strategy, Management carefully studies the portfolio company's growth potential, as well as historical financial performance.

      The Company's investments in Small Business Concerns will continue to be direct equity investments and secured and unsecured loans, generally with equity participation rights in the form of common stock purchase warrants or preferred stock or debentures convertible into an equity interest. The Company may also guarantee all or a portion of the indebtedness of a portfolio company to other lending institutions. The Company's policy does not require that it make only secured loans, but Management believes that most loans should be collateralized. Although the Company has made no investments in start-up businesses, each applicant is reviewed on an individual basis. Any application for investments in start-up businesses are considered on criteria including, risk/reward, management, evaluation of success, liquidation value and the like.

      A SBIC provides for a flexible investing format. SBIC financings can range from making long-term secured loans to providing equity capital. The Company has operated, and anticipates continuing to operate, in the middle of these two strategies with an eye to achieving a balanced portfolio of both equity investments and debt structured to meet the needs of the Small Business Concern.

      The Company initiates its investment and lending decisions by analyzing traditional criteria for making any equity investment or granting any credit -- character, collateral, growth potential, capacity to repay, financial and credit history and other factors. After an initial screening of potential portfolio companies based on these factors, Management recommends to the Executive Committee investments in those Small Business Concerns it believes will be successful and contribute to the bottom line of the Company. In general, although obviously involving substantially more risk, investing in small emerging companies can mean higher growth rates in revenues and profits than investing in larger, more established firms. The Company seeks to invest in a wide range of businesses -- from high as well as low technology companies to manufacturing and service companies.

ASSET/RISK MANAGEMENT

        Investment in an enterprise, whether by debt or equity, necessarily involves the risk that the debt will not be repaid or that the equity feature will be illiquid even if the portfolio company performs and the underlying value is present. Losses will occur. Management attempts to minimize losses by several strategies:

              - Limitation on investments in one borrower. Although SBA regulations allow up to 20% of a SBIC's Regulatory Capital to be committed to one portfolio company, Company policy allows an investment to approach this outside limit only in rare circumstances.

              - Appropriate underwriting standards. Management analyzes each application or proposed transaction. If analysis does not reveal an investment quality deal, the rejection is handled at the Management level. Management examines numerous proposals for every one recommended to the Executive Committee.

              - Executive Committee Approval. If the investment appears to Management to meet Company standards of an appropriate return on investment, redemption of equity and repayment, then it is presented to the Executive Committee for additional evaluation. Because the Company's Board of Directors does not meet frequently enough to consider individual loan requests, it has formed the seven-member Executive Committee to approve all investments. See "Management." At varying times, Directors are asked to attend Executive Committee meetings on an ad hoc basis when the agenda includes transaction approval.

              - Documentation. The Company requires extensive transactional documentation. Documentation requirements are outlined from the beginning and tickler files and checklists are used at the management level to ensure continued compliance with investment and loan covenants.

              - Monitoring. Management closely monitors the performance of each portfolio company. Merely requiring the submission of financials on a periodic basis does not suffice in venture capital investing. The Company believes that, by the time financials are submitted and analyzed, many problems may be out of control and beyond solution. Frequent monitoring is the Company's policy.

              - Default Covenants. Generally, the Company's investment documents contain covenants allowing it, in the event certain financial standards are not met or maintained, to acquire control of the board of directors of the portfolio company, and replace its management if necessary.

INVESTMENT VALUATION POLICY

      The Board of Directors has delegated to the Executive Committee the sole responsibility for determining the asset value of each of the Company's equity investments and loans and of its portfolio in the aggregate. The Company's valuation policy is to provide a consistent basis for establishing the asset value of its portfolio and has adopted the SBIC valuation policy of the SBA. The Company's policy is that equity investments be held for five to seven years and loans for a minimum of five years (as required by SBA Regulations) or until maturity. Key elements of the Company's valuation policy follow.

EQUITY VALUATION

      Investment cost is presumed to represent asset value except as otherwise indicated. Valuation is reduced if a portfolio company's performance has significantly deteriorated. If the factors that led to the reduction in valuation are overcome, the valuation may be restored.

      When a company has been self-financing in, and has had positive cash flow from operations for, at least the past two fiscal years, asset value may be increased based on price/earnings ratios, cash flow multiples and other appropriate financial measures of any similar publicly-traded companies, discounted for illiquidity. If the chosen valuation ceases to be meaningful, it may be restored to a cost basis, or, in the event of significant deterioration in performance or potential, to a valuation below cost to reflect impairment. With respect to portfolio companies likely to face bankruptcy or discontinue operations for some other reason, liquidating value may be employed. This value may be determined by estimating the realizable value (often through professional appraisals or firm offers to purchase) of all assets and then subtracting all liabilities and all associated liquidation costs.

       Warrants are valued at the excess of the value of the underlying security over the exercise price.

DEBT VALUATION

      Loans are valued in an amount not greater than cost, with unrealized depreciation recognized when value is impaired. The valuation of loans and associated interest receivables on interest-bearing securities reflects the portfolio company's current and projected financial condition and operating results, its payment history and its ability to generate sufficient cash flow to make payments when due.

      When a valuation relies more heavily on assets than earnings, additional criteria are considered, including, the value of the collateral, the priority of the Company's security interest, the net liquidation value of collateral and the personal integrity and overall financial condition of the owners of the business. An appropriate downward adjustment is recognized when collection is doubtful. Collection is presumed to be in doubt when one or both of the following conditions occur (i) interest payments are more than 120 days past due or (ii) the portfolio company is in bankruptcy, is insolvent or substantial doubt exists about its ability to continue as a going concern. The carrying value of interest-bearing securities is not adjusted for changes in interest rates. The valuation of convertible debt may be adjusted to reflect the value of the underlying equity security net of the conversion price.

SOURCES OF FUNDS

      In the foreseeable future, the Company intends to continue to use only the cash portion of its Private Capital to invest in, or to provide financing to, portfolio companies. If the Company requires additional cash, it holds $2,006,000 of demand notes representing the unpaid purchase price of Common Stock. See footnote 2 "Capitalization." Even after investing the required percentage of its Leveragable Capital, the Company does not anticipate issuing SBA Debentures or SBA Participating Securities until the cash portion of its Private Capital is substantially exhausted. Moreover, it does not anticipate borrowing from banks or other financial institutions.

FUNDAMENTAL INVESTMENT POLICIES

      The following policies of the Company with respect to the activities described below are matters of fundamental policy in accordance with Sections 8(b) and 13(a) of the Investment Act. These policies may not be changed without the approval of the lesser of (i) 67% of the Company's shares present or represented at a shareholders' meeting at which the holders of more than 50% of such shares are present or represented or (ii) more than 50% of the outstanding shares of the Company.

(a) The Company is permitted to issue the maximum amount of SBA Debentures or SBA Participating Securities permitted by the SBA Act and SBA Regulations. The Company has not issued any SBA Debentures or SBA Participating Securities and does not anticipate doing so in the foreseeable future.

(b) The Company is permitted to borrow money only for the purpose of investing in, and making loans to, Small Business Concerns. It is, however, permitted to finance the acquisition of capital assets used in its ordinary business operations.

(c) The Company is not permitted to engage in the business of underwriting the securities of other issuers. It anticipates that all or substantially all of its investments in Small Business Concerns will be in securities that may not be sold to the public without registration under the Securities Act. All of the Company's current equity investments in Small Business Concerns are so restricted.

(d) The Company is prohibited from concentrating more than 30% of the value of its assets, determined at the time an investment is made, exclusive of U.S. government securities, in securities issued by companies engaged primarily in the same industry.

(e) The Company is prohibited from engaging in the business of purchasing or selling real estate. The Company may bring mortgage foreclosure actions and take title to and possession of property with respect to which it is the mortgagee in accordance with applicable mortgage foreclosure laws. Additionally, the Company may purchase office facilities, although, at present, it leases its office facilities.

(f) The Company is not permitted to engage in the purchase or sale of commodities or commodity contracts.

(g) The Company is permitted to make loans to Small Business Concerns to the extent allowed by the SBA Act and SBA Regulations.

OTHER INVESTMENT POLICIES

      The Company's policies with respect to the following matters are not fundamental policies and may be changed, subject to the SBA Act and SBA Regulations, by the Company's Executive Committee without shareholder approval.

(a) The Company may make investments in equity and debt securities of Small Business Concerns as approved by the Executive Committee. The Company has no strict policy regarding the percentage of its assets that may be invested in any specific type of security.

(b) The Company follows SBA Regulations prohibiting investment in any single Small Business Concern and its affiliates exceeding 20% of the Company's Regulatory Capital.

(c) As permitted by SBA Regulations, the Company may purchase (a) up to 49% of the voting securities of a Small Business Concern if the Small Business Concern has less than 50 shareholders or (b) up to 19% (and in certain situations up to 25%) of the voting securities of a Small Business Concern if the Small Business Concern has 50 or more shareholders.

(d) Except where necessary to protect an investment, the Company does not invest in companies for the purpose of exercising control of management and does not intend to do so in the future. SBA Regulations prohibit SBICs from controlling a Small Business Concern except where necessary to protect its investment.

(e) The Company does not invest in securities of other investment companies and does not intend to do so in the future.

(f) The Company intends to hold its portfolio debt securities for a minimum of five years as required by SBA Regulations or until maturity. It anticipates retaining its equity investments from five to seven years.

COMPETITION

      The Company competes with venture capital investors, venture capital investment firms and other SBICs that, like the Company, take equity positions in Small Business Concerns. The Company also competes, to a limited extent, with commercial banks and commercial finance companies. Most of its competitors have substantially more assets and capital than the Company. The Company, however, believes that, because of its size and structure, it can tailor equity investment or loan terms and conditions to a borrower's needs and circumstances better than many of its larger competitors.

EMPLOYEES

      As of August 31, 1997, the Company had two full-time and one part-time employees. Depending on the market for its services, the Company may need to hire additional employees in the future.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

         The following table sets forth the names, addresses, ages and positions with the Company of all Executive Officers and Directors of the Company. Also set forth below is information concerning the principal occupation and background for each person named in the table.

                                                    POSITION AND OFFICES
NAME AND ADDRESS                    AGE               WITH THE COMPANY

James E. Andrews..................   59                   Director
109 East 40th Street
Norfolk, VA 23504

Donna C. Bennett..................   36                   Director
500 East Plume Street
Norfolk, VA 23510

J. W. Whiting Chisman, Jr.........   56             Member of Executive
226 Creekview Lane                                 Committee and Director
Hampton, VA 23669

Jeffrey R. Ellis..................   53                   Director
513 Kerry Lane
Virginia Beach, VA 23451

Eric L. Fox.......................   51              Member of Executive
One Commercial Place                               Committee and Director
Norfolk, VA 23510                                 and Secretary/Treasurer

Roger L. Frost....................   65                   Director
1700 Grove Court
Norfolk, VA 23503

Ernest F. Hardee..................   57             Member of Executive
100 E. 15th Street                                 Committee and Director
Norfolk, VA 23510

Henry U. Harris, III..............   45                   Director
500 E. Main Street
Suite 1500
Norfolk, VA 23510

Matthew James.....................   42                   Director
200 High Street, Suite 200
Portsmouth, VA 23704

J. Alan Lindauer..................   58            Chairman of Executive
300 East Main Street                           Committee, Director, President
Suite 1380                                      and Chief Executive Officer
Norfolk, VA 23510

                                                    POSITION AND OFFICES
NAME AND ADDRESS                     AGE              WITH THE COMPANY

Robert I. Low.....................   60             Member of Executive
P.O. Box 3297                                      Committee and Director
Norfolk, VA 23514

Harold J. Marioneaux, Jr..........   42                   Director
504 Mill Stone Road
Chesapeake, VA 23320

Peter M. Meredith, Jr.............   45             Member of Executive
P.O. Box 11265                                     Committee and Chairman
Norfolk, VA 23517                                of the Board of Directors

Augustus C. Miller................   63                   Director
1000 E. City Hall Avenue
Norfolk, VA 23504

Paul F. Miller....................   66                   Director
2400 Washington Avenue
Newport News, VA 23607

Juan M. Montero, II............      55                   Director
2147 Old Greenbrier Road
Chesapeake, VA 23320

R. Scott Morgan, Sr.............     51                   Director
5101 Cleveland Street
Virginia Beach, VA 23462

James W. Noel, Jr..............      41                   Director
224 Ballard Street
P.O. Box 612
Yorktown, VA 23690

Thomas A. O'Grady..............      40                   Director
201 N. Main Street
Suite B
Suffolk, VA 23434

Richard G. Ornstein............      55             Member of Executive
524 Fisherman's Bend                               Committee and Director
Virginia Beach, VA 23451

Richard A. Schreiber...........      56                   Director
36076 Lankford Highway,
P.O. Box 395
Belle Haven, VA 23306

Jordan E. Slone................      35                   Director
500 E. Main Street, #820
Norfolk, VA 23510

James E. Andrews has served as a director of the Company since May 1997. Since 1974, Mr. Andrews has been the principal owner of Anzell Automotive, Inc., an automotive repair firm and franchisor of automotive repair shops.

Donna C. Bennett has served as a Director of the Company since September 1996. She is a Vice-President of Signet Bank and has been employed since 1985 with Signet Bank in various capacities.

J. W. Whiting Chisman, Jr. has served as a Director of the Company since May 1994. Since 1988, he has been President of Dare Investment Company, a land developer and investor in equities.

Jeffrey R. Ellis has served as a Director of the Company since September 1997. Between 1973 and 1986, Mr. Ellis was the President and Chief Executive Officer of Ridgewell Caterers, Inc. Since 1986, he has been a private investor.

Eric L. Fox has served as a Director of the Company since July 1993 and as Secretary/Treasurer since September 1996. In 1975, Mr. Fox joined the investment firm of Kidder, Peabody & Co. which was acquired by Paine Webber in 1995. He is currently a Vice-President of Paine Webber.

Roger L. Frost has served as a Director of the Company since May 1997. Between 1956 and 1997, he was an accountant with Goodman & Company, a firm of Certified Public Accountants, from which he retired as a senior partner in 1997.

Ernest F. Hardee has served as a Director of the Company since September 1997. Since 1963, he has been President and Chief Executive Officer of Hardee Realty Corporation, a real estate brokerage firm. He also serves as a director of Branch Bank & Trust Corp.

Henry U. Harris, III has served as a Director of the Company since September 1997. Since 1980, he has been Portfolio Manager of Virginia Investment Counselors, Inc., a financial consulting firm, of which he is now President. Since 1991, he has been the vice-chairman of the Board of Directors of Heritage Bank & Trust.

Matthew James has served as a Director of the Company since July 1993. Since 1990, Mr. James has been Director of Economic Development for the City of Portsmouth, Virginia.

J. Alan Lindauer has served as a Director and as a Chairman of the Executive Committee of the Company since July 1993 and since March 1994 as its President and Chief Executive Officer. Since 1986, Mr. Lindauer has been President of Waterside Management, Inc., a business consulting firm. Mr. Lindauer is a Certified Management Consultant.

Robert I. Low has served as a Director of the Company since July 1993. Mr. Low is a senior partner of Goodman & Company, a firm of Certified Public Accountants. He has been with that firm since 1961.

Harold J. Marioneaux, Jr. has served as a Director of the Company since November 1994. Since 1981, he has been licensed as a dental surgeon and since 1993 has acted as a certified financial planner.

Peter M. Meredith, Jr. has served as a Director of the Companyand as Chairman of the Board of Directors since May 1994. Since 1974, he has served in various executive capacities with Meredith Construction Company, Inc. Since 1994, he has been the Chairman of the Board of Directors of Heritage Bank.

Augustus C. Miller has served as a Director of the Company since August 1994. Since 1977, he has been President and Chief Executive Officer of Miller Oil Co., Inc., a distributor of fuels.

Paul F. Miller has served as a Director of the Company since May 1994. Since 1987, he has served as Director of Planning and Development for the City of Newport News, Virginia.

Juan M. Montero, II has served as a Director of the Company since July 1995. Since 1972, he has engaged in the private practice of general and thoracic surgery.

R. Scott Morgan has served as a Director of the Company since September 1997. Since 1995, Mr. Morgan has been Executive Vice President and Corporate Banking Manager with the Corporate Banking Group of Branch Bank & Trust Corp. Between 1985 and 1995, he was employed in various capacities with Commerce Bank.

James W. Noel, Jr. has served as a Director of the Company since August 1994. Since 1993, Mr. Noel has been the Executive Director of the York County Industrial Development Authority. Between 1979 and 1993, he served in various capacities with the City of Portsmouth, Virginia.

Thomas A. O'Grady has served as a Director of the Company since May 1997. In 1996, he was appointed Director of Economic Development of the City of Suffolk, Virginia. Between 1989 and 1996, he was Director of Development for Forward Hampton Roads and was responsible for marketing and prospect development for the five-city region of Chesapeake, Norfolk, Portsmouth, Suffolk and Virginia Beach, Virginia.

Richard G. Ornstein has served as a Director of the Company since September 1997. Since 1964, Mr. Ornstein has been privately engaged in real estate management and development .

Richard A. Schreiber has served as a Director of the Company since May 1995. Since 1994, he has been President and Chief Executive Officer of the Virginia Eastern Shore Corporation, which is engaged in development of business for the Eastern Shore of Virginia. Between 1980 and 1994, he was Vice-President and Chief Executive Officer of Colonial Williamsburg Hotel Properties, Inc.

Jordan E. Slone has served as a Director of the Company since July 1995. Since 1985, Mr. Slone has been Chairman and Chief Executive Officer of the Harbor Group Companies, a diversified real estate and financial services firm.

REMUNERATION

        The aggregate remuneration paid by the Company during the fiscal year ended June 30, 1997, with respect to each officer and Director of the Company whose aggregate remuneration exceeded $30,000, is set forth below.

                              CAPACITIES IN WHICH                 AGGREGATE
NAME OF INDIVIDUAL         REMUNERATION WAS RECEIVED             REMUNERATION
------------------         --------------------------           -------------
J. Alan Lindauer        Chairman of Executive Committee,           $52,000
                    Director, President and Chief Executive
                                    Officer

         Mr. Lindauer was elected President and Chief Executive Officer of the Company in March 1994. Since then, his compensation has been paid to Waterside Management, Inc., a corporation of which he was and is the sole owner ("Waterside"). Beginning July 1, 1997, such compensation was increased to $78,000 per year. Before July 1997, no other officer or Director of the Company received any remuneration. "See "Executive Committee."

MANAGEMENT CONTRACT

         Mr. Lindauer is engaged by the Company as its President and Chief Executive Officer under a management contract entered into as of July 1997. The Company pays Waterside an annual fee of $78,000 to provide Mr. Lindauer's services, reimburses expenses incurred in performing services for the Company and provides health insurance benefits for Mr. Lindauer. The term of the management contract is five years. The agreement contains provisions protecting the Company against competition from Mr. Lindauer in Eastern Virginia for a two-year period after termination of his employment.

EXECUTIVE COMMITTEE.

      In December 1993, the Board of Directors amended the Company's Bylaws and constituted the Executive Committee, delegating the power to establish loan policies for the Company and to make final decisions on equity and debt investments submitted by Management. The members of the Executive Committee are Messrs. Fox, Hardee, Lindauer, Low, Meredith, Chisman and Ornstein.

Beginning in July 1997, its members have been paid $50 for each committee meeting attended.


                            PRINCIPAL SHAREHOLDERS

         The following table sets forth certain information as of August 31, 1997 as to each person who holds or controls 5% or more of the outstanding Common Stock:

                                                                                        AMOUNT   PERCENT OF
NAME AND ADDRESS              TITLE OF CLASS    TYPE OF OWNERSHIP                       OWNED      CLASS
----------------              --------------    -----------------                       ------   ----------
Branch Bank & Trust            Common        Beneficially and of                        35,000       6.15
Company of Virginia                          Record
5101 Cleveland Street
Virginia Beach, VA
23465

J. Alan Lindauer               Common        Beneficially Only (1)                      40,000       7.03
300 East Main Street                        Beneficially and of Record                   1,200        .21
Suite 1380
Norfolk, VA 23510

All officers and directors     Common       Beneficially Only(1)(2)(3)(4)(5)(6)         80,000      14.06
as a group (12 persons)                     Beneficially and of Record                  60,200      10.58


-----------------------------------
(1) Includes 40,000 shares held by Hometown Bank & Co. for J. Alan Lindauer Profit Sharing Plan.

(2) Includes 10,000 shares held by Meredith Realty Company, L.L.C., of which Mr. Meredith is a member.

(3) Includes 10,000 shares held by Pomar Holding Company, L.L.C., of which Mr. Meredith is a member.

(4) Includes 10,000 shares held by Goodman & Company 401(k) Profit Sharing Plan for the benefit of Mr. Frost.

(5) Includes 5,000 shares held by DanSan, a general partnership, of which Mr. Harris is one of two general partners.

(6) Includes 5,000 shares held by Juan M. Montero II M.D. P.C. Profit Sharing and Money Purchase Pension Plan for benefit of Dr. Montero.


                          DESCRIPTION OF CAPITAL STOCK


        The authorized capital stock of the Company consists of 1,500,000 shares of Common Stock, par value $1 per share, and 25,000 shares of Preferred Stock, par value $1 per share. As of the date of this Prospectus, there are issued and outstanding 568,900 shares of Common Stock held of record by 87 shareholders. Assuming the sale of all the Shares, there will be 1,368,900 shares of Common Stock outstanding. There are no outstanding shares of Preferred Stock. The following description is qualified in its entirety by reference to the Company's Articles of Incorporation and Bylaws, which are filed as exhibits to the Registration Statement of which this Prospectus is a part.

COMMON STOCK

        Holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders. Cumulative voting in the election of directors is not permitted. Holders of Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors of the Company out of legally available funds. In the event of liquidation, dissolution or winding up of the Company, holders of Common Stock are entitled to participate ratably in the assets remaining after payment of and provision for liabilities. Holders of Common Stock have no conversion, preemptive or other rights to subscribe for additional shares or other securities and there are no redemption or sinking fund provisions with respect to such shares. All of the outstanding shares of Common Stock are, and the Shares will be on issuance, fully paid and nonassessable. Without the consent of the SBA, the Company is prohibited from redeeming Common Stock. Redemption is, in any event, prohibited if it would render the Company insolvent.

        The rights, preferences and privileges of holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of shares of any series of Preferred Stock that the Company may designate and issue in the future.

PREFERRED STOCK

        The Board of Directors has the authority, without further action of shareholders of the Company, to issue up to an aggregate of 25,000 shares of Preferred Stock in one or more series and to fix or determine the designations, preferences, rights and any qualifications, limitations or restrictions of the shares of each such series, including dividend rates, conversion rights, voting rights, terms of redemption price or prices, liquidation preferences and the number of shares constituting any series or the designation of such series.

        The Board of Directors, without shareholder approval, has the power to issue Preferred Stock with voting and conversion rights that could adversely affect the voting power of holders of Common Stock. The issuance of Preferred Stock, although providing desirable flexibility in raising additional Private Capital and other corporate purposes, may have the effect of discouraging, delaying or preventing a change in control of the Company. There are currently no issued or outstanding shares of Preferred Stock and the Company has no present plans to issue any shares of Preferred Stock.

LIMITATIONS ON TRANSFERS OF SHARES

        There is currently no public market for the Company's Common Stock and there is little likelihood that an active trading market will develop in the near future as a result of this Offering. The Registration Statement of which this Prospectus is a part has been registered with the Commission under the Securities Act and, as such, the Shares will be freely tradable under federal securities laws. Notification filings of this Offering, however, will be made in only a limited number of states, and the Shares may not be sold or otherwise transferred to persons who are residents of any state in which notification filings have not been made unless a notification filing is subsequently made or there exists an exemption from the applicable state's registration requirements with respect to such sale or transfer.

        The Company intends to apply for listing of the Common Stock on the NASDAQ SmallCap Market when, and if, the Company meets the following listing requirements: $4 million of total assets, $2 million of total shareholders' equity, a minimum bid price of $3 per share and a minimum of two market makers. To date, the Company has not contacted any potential market makers for the Common Stock and there can be no assurance that the Company will be able to interest brokers or dealers in acting as market makers for the Common Stock. No assurance can be given when or whether the Common Stock will qualify for listing on the NASDAQ SmallCap Market.

TRANSFER AGENT

        The Company acts as its own transfer agent.

                         SHARES ELIGIBLE FOR FUTURE SALE

        All of the 568,900 shares of Common Stock currently outstanding were offered and sold by the Company in a series of private transactions in reliance on exemptions from registration under the Securities Act. Accordingly, all of such shares are "restricted securities," as defined by Rule 144 under the Securities Act and cannot be resold without registration under the Securities Act except in reliance on or as permitted by Rule 144 or another applicable exemption from such registration. In general, under Rule 144, a person (or persons whose shares are required to be aggregated), including any affiliate of the Company, who beneficially owns restricted shares for a period of at least one year is entitled to sell, within any three-month period, shares equal in number to the greater of (i) 1% of the then outstanding shares of Common Stock or (ii) the average weekly trading volume of the same class of shares during the four calendar weeks preceding the filing of the required notice of sale with the Commission. The seller must also comply with the notice and manner of sale requirements of Rule 144, and there must be current public information available about the Company. In addition, any person (or persons whose shares are required to be aggregated) who is not, at the time of sale, or during the preceding three months, an affiliate of the Company, and who has beneficially owned restricted shares for at least two years, can sell such shares without regard to notice, manner of sale, public information or the volume limitations described above. Shares of Common Stock have been eligible for resale under Rule 144, depending on their date of issue, since February 1995 (assuming the other requirements of Rule 144 are met).

        No prediction can be made as to the effect, if any, that future sales of restricted shares of Common Stock, or the availability of such Common Stock for sale, will have on the market price of the Common Stock prevailing from time to time. Sales of substantial amounts of Common Stock in the public market, or the perception that such sales may occur, could adversely affect the then prevailing market price of the Common Stock.

        In addition, the Company may issue additional shares of Common Stock in the future. No prediction can be made as to the effect, if any, that future issuances of Common Stock may have on the market price of the Common Stock prevailing from time to time. Sales of substantial amounts of such Common Stock, or the perception that such sales may occur, could adversely affect the then prevailing market price of the Common Stock.

                              PLAN OF DISTRIBUTION

        The Company is offering to sell, on a best efforts basis, 800,000 shares of Common Stock at $12.50 per share. This Offering will begin on the date of this Prospectus and continue until all of the Shares are sold or until the Registration Statement of which this Prospectus is part is no longer effective.

        Subject to applicable federal and state securities laws, the Company's employees will participate in the selling effort. The Company does not anticipate paying any underwriting discounts or commissions, will not compensate employees in connection with the sale of the Shares and intends to comply with Rule 3a4-1 under the Securities and Exchange Act of 1934 so as not to require such employees or other "associated persons," as defined, to be registered as broker-dealers. Where required by state securities laws, the Company will engage authorized agents to sell the Shares who generally will be compensated for sales made.

        The Company may also attempt to engage brokers or dealers who are members of the National Association of Securities Dealers to sell the Shares. Although the Company has had preliminary discussions with several brokers or dealers, no broker or dealer has been retained by the Company, and no broker or dealer is under any obligation to purchase any Shares. Accordingly, the Company cannot predict (i) if any brokers or dealers will participate in this Offering or (ii) the number of Shares that may be sold by brokers or dealers. In the event that any broker or dealer effects sales of Shares accounting for 5% or more of the total Shares, the Company will amend this Prospectus to identify such broker or dealer. If Shares are sold by such brokers or dealers, the Company anticipates paying a commission within the range of 5% to 12% of the offering price of the Shares sold. The Company anticipates entering into a selected dealer agreement with any broker or dealer who sells Shares in this Offering. Such agreement is expected to provide for the payment of the commissions described above and, because such brokers or dealers may be deemed to be underwriters as that term is defined in the Securities Act, further provide for indemnification of such broker or dealer by the Company against certain liabilities, including liabilities under the Securities Act.

                       FEDERAL INCOME TAX CONSIDERATIONS

        The following discussion is only a general summary of some of the federal tax principles applicable to the Company and to an investment in the Shares. It does not purport to be a complete description of the tax considerations applicable to such an investment. Prospective investors should consult their own tax advisers with respect to the tax considerations pertaining to their purchase of the Shares.

        Congress created SBICs to serve as privately-owned stock corporations that are designed to furnish capital to Small Business Concerns. In connection with this legislation, Congress provided special tax benefits to SBICs operating under the SBA Act and their shareholders.

        A shareholder's loss sustained on the sale or exchanges or worthlessness of stock in a SBIC is not a capital loss, but a fully deductible ordinary loss. For the purpose of the net operating loss deduction, the loss is considered attributable to the shareholder's trade or business. Because these losses are treated as noncapital losses, they are not subject to the limitation that capital losses must be offset against capital gains. There is no annual limit on the amount of loss a shareholder may receive. In addition, there is no fixed limit on the amount of stock a SBIC may issue. There is no requirement that gains and losses from dispositions of the stock be netted so that gains and losses in any one taxable year on dispositions of stock may result in both capital gains and ordinary losses. A loss is treated as a business loss for purposes of the net operating loss deduction of the Internal Revenue Code (the "Code"). Thus, if the loss is not fully used in the year it is incurred, the excess may be carried over.

        Corporations generally get a 70% deduction for dividends received from taxable domestic corporations. Under the Code, however, a SBIC gets a 100% deduction for "dividends" received from taxable domestic corporations. Certain types of dividends are excluded from this special deduction, including dividends received from mutual savings banks, cooperative banks, domestic building and loan associations, real estate investment trusts and regulated investment companies.

        A SBIC's loss on the sale, exchange or worthlessness of "stock received pursuant to the conversion privilege of convertible debentures" is a fully deductible ordinary business loss. Because such transactions are not considered to be a sale or exchange of a capital asset, the gain or loss from the sale or exchange of a bond, debenture, note or certificate or other evidence of indebtedness by a SBIC is treated as an ordinary gain or loss. Because these losses are treated as noncapital losses, they are not subject to the limitation that capital losses must be offset by capital gains. Thus, they are treated as ordinary losses that may be offset by ordinary income. Generally, under the Code, a SBIC is exempt from the personal holding company tax if the SBIC is (i) licensed by the SBA and (ii) actively engaged in the business of providing funds to Small Business Concerns under the SBA Act. This exemption does not apply, however, if at any time during the taxable year, a shareholder of the SBIC owns, directly or indirectly (a) a 5% or more proprietary interest in a Small Business Concern to which the SBIC provides funds or (b) 5% or more of the value of the outstanding stock of the Small Business Concern. In applying these 5% tests, ownership by members of a individual's family (as defined in Code) is treated as ownership by that individual.

                                 LEGAL OPINIONS

        Clark & Stant, P.C., 900 Columbus Center, Virginia Beach, Virginia 23452, will render an opinion on the validity of the issuance of the Shares for the Company.


                                     EXPERTS


        The financial statements for the fiscal years ended June 30, 1997 and 1996 and the period July 13, 1993 (inception) through June 30, 1996 included in this Prospectus have been so included in reliance on the report of Hoffman, Morrison & Fitzgerald, P.C., independent accountants, given on the authority of the firm as experts in auditing and accounting.

                         EASTERN VIRGINIA SMALL BUSINESS
                             INVESTMENT CORPORATION

                              FINANCIAL STATEMENTS

                     FROM JULY 13, 1993 (Date of Inception)
                                TO JUNE 30, 1996

                   FOR THE YEARS ENDED JUNE 30, 1997 AND 1996

                         AND FOR THE THREE MONTHS ENDED
                               SEPTEMBER 30, 1997
                                   (unaudited)


                                      WITH

                         INDEPENDENT ACCOUNTANTS' REPORT





                          INDEX TO FINANCIAL STATEMENTS

                                                                            Page
                                                                            ----
INDEPENDENT ACCOUNTANTS' REPORT                                             F-2

FINANCIAL STATEMENTS:

   Balance sheet at June 30, 1997 and September 30, 1997 (unaudited)        F-3

   Statements of operations for the years ended June 30, 1997 and
      1996 and for the period July 13, 1993 (date of inception) to
      June 30, 1996 and for the three months ended September 30, 1997
      and 1996 (unaudited)                                                  F-4

   Statements of changes in stockholders' equity for the years ended
      June 30, 1997 and 1996 and for the period July 13, 1993 (date of inception) to June 30, 1996 and for the three months ended
      September 30, 1997 and 1996 (unaudited)                               F-5

   Statements of cash flows for the years ended June 30, 1997 and
      1996 and for the period July 13, 1993 (date of inception) to
      June 30, 1996 and for the three months ended September 30, 1997
      and 1996 (unaudited)                                                  F-6

NOTES TO FINANCIAL STATEMENTS                                             F-7 - F-15


                                     F-1

                         INDEPENDENT ACCOUNTANTS' REPORT


TO THE BOARD OF DIRECTORS AND SHAREHOLDERS
   EASTERN VIRGINIA SMALL BUSINESS INVESTMENT CORPORATION
     Norfolk, Virginia

We have audited the accompanying balance sheet of EASTERN VIRGINIA SMALL BUSINESS INVESTMENT CORPORATION as of June 30, 1997, and the related statements of operations, stockholders' equity and cash flows for the years ended June 30, 1997 and 1996 and for the period July 13, 1993 (date of inception) to June 30, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of June 30, 1997. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of EASTERN VIRGINIA SMALL BUSINESS INVESTMENT CORPORATION as of June 30, 1997, and the results of its operations and its cash flows for the years ended June 30, 1997 and June 30, 1996, and for the period July 13, 1993 (date of inception) to June 30, 1996, in conformity with generally accepted accounting principles.

As explained in the note B, the financial statements include securities valued at $1,532,726 at June 30, 1997 (39% of total assets), whose values have been estimated by the Executive Committee of the Board of Directors in the absence of readily ascertainable market values. We have reviewed the procedures used by the Executive Committee in arriving at its estimate of value of such securities and have inspected underlying documentation, and , in the circumstances, we believe that procedures are reasonable and the documentation appropriate. However, because of the inherent uncertainty of valuation, those estimated values may differ significantly from the values that would have been used had a ready market for the securities existed, and the differences could be material.


HOFFMAN, MORRISON & FITZGERALD, P.C.




McLean, Virginia
August 2, 1997 except Note H
   which is as of September 26, 1997

                         EASTERN VIRGINIA SMALL BUSINESS
                             INVESTMENT CORPORATION

                                 BALANCE SHEETS



                                                        June 30,    September 30,
                                                          1997          1997
                                                      ------------- -------------
                                                                    (Unaudited)
    ASSETS
    ------
Investments in equity securities at fair value,
   cost of $1,140,000 at June 30, 1997 and
   $      at September 30, 1997                       $  1,532,726   $

Cash and cash equivalents                                2,329,148
Interest receivable                                          5,729
Income taxes receivable                                     16,162
                                                       ------------    ---------
                                                         3,883,765            -
Property and equipment:
   Furniture and fixtures                                   32,231
   Leasehold improvements                                   20,766
                                                       ------------    ---------
                                                            52,997            -
Less:  accumulated depreciation                             (3,038)
                                                       ------------    ---------
                                                            49,959            -
Other assets:
   Deferred costs, (net of accumulated
   amortization of $3,016 at June 30, 1997 and
     $         at September 30, 1997)                       38,626
                                                       ------------    ---------
                                                      $  3,972,350   $        -
                                                       ============    =========

    LIABILITIES AND STOCKHOLDERS' EQUITY
    ------------------------------------

Accounts payable and accrued expenses                 $        931   $
Deferred income taxes                                      131,332
                                                       ------------    ---------
   Total liabilities                                       132,263            -


Commitments                                                      -            -

Stockholders' Equity:
   Common stock, $1 par value, 1,500,000 shares
     authorized, 568,900 shares issued and outstanding     568,900
   Preferred stock, $1 par value, 25,000 shares
     authorized, no shares issued and outstanding                -            -
   Additional paid-in capital                            5,041,100
   Net unrealized appreciation on investments              238,094
   Undistributed accumulated earnings (deficit)             (2,007)           -
   Stockholders' notes receivable                       (2,006,000)
                                                       ------------    ---------
     Total stockholders' equity                          3,840,087            -
                                                       ------------    ---------

                                                      $  3,972,350   $        -
                                                       ============    =========
     Net asset value per common share                 $   6.75       $
                                                       ============    =========


   The accompanying notes are an integral part of these financial statements.

                         EASTERN VIRGINIA SMALL BUSINESS
                             INVESTMENT CORPORATION

                            STATEMENTS OF OPERATIONS


                                                                           Three months
                                                      Cumulative               Ended
                               Year Ended June 30,  from inception        September 30,
                               ------------------- (July 13, 1993) to ----------------------
                                 1996      1997     June 30, 1996        1996        1997
                               --------- --------- ------------------ ----------  ----------
                                                                      (Unaudited) (Unaudited)
OPERATING INCOME:
   Interest on loans           $      -   $  9,430     $       -      $           $
   Dividends                          -          -             -
                               --------   --------     ---------      ---------   ---------
                                      -      9,430          -

   Interest on cash
    equivalents                  42,262    166,573        51,217
                               --------   --------      --------      ---------   ---------
    Total interest and
     dividends                   42,262    176,003        51,217

   Other income                  17,255     37,450        17,255
                               --------   --------      --------      ---------   ---------
    Total operating
    income                       59,517    213,453        68,472

OPERATING EXPENSES:
   Management fees               16,549     52,000        16,549
   Salary and benefits           27,071     41,965        27,071
   Legal and accounting           3,962     33,678        17,962
   Rent                           1,633     20,919         3,658
   Insurance                         -      17,257           -
   SBA audit expense fee             -       7,450           -
   Depreciation and
    amortization                     -       6,054           -
   Custodial fees                    -       2,917           -
   Office expense                 3,539        -           5,347
   Other operating
    expenses                      7,023     23,136        25,215
                               --------   --------      --------     ---------   ---------
    Total operating
     expenses                    59,777    205,376        95,802
                               --------   --------      --------     ---------   ---------

Net operating income
   (loss) before
   net change in
   unrealized
   appreciation on
   investments
   and provision for
   income taxes                    (260)     8,077       (27,330)           -           -

Provision (benefit) for
   income taxes                  (7,346)   (11,780)       (5,466)
                               --------   --------      --------     ---------   ---------
NET OPERATING INCOME              7,086     19,857       (21,864)           -           -


Change in unrealized
   appreciation on
   investments, net of
   provision
   for income taxes of
   $154,632
    for June 30, 1997                -     238,094           -
                               --------   --------      --------    ---------   ---------
NET INCOME (LOSS)              $  7,086  $ 257,951     $ (21,864)  $           $
                               ========   ========      ========    =========   =========
Net income per common
   share                       $   0.96  $    0.46                 $           $
                               ========   ========                  =========   =========

Weighted average number
   of common shares and
   common share equivalents
   outstanding                    7,386    562,117
                               ========   ========                  =========   =========



   The accompanying notes are an integral part of these financial statements.

                         EASTERN VIRGINIA SMALL BUSINESS
                             INVESTMENT CORPORATION

                       STATEMENTS OF STOCKHOLDERS' EQUITY


                                                                                   Common Stock
                                                         ---------------------------------------------------------       Additional
                                                             Shares                        Shares                          Paid-In
                                                           Subscribed      Amount          Issued          Amount          Capital
                                                         --------------    ------------------------      ---------    --------------
BALANCE, JULY 13, 1993

Issuance of common stock to founders                                                        5,400        $ 5,400       $   48,600
Common stock subscribed                                       29,900       $   29,900                                     269,100
Stock issuance costs incurred in connection with
        proposed private placement                                                                                        (66,000)
Collections on stock subscription receivable
Net operating income (loss)
                                                        -------------      -----------   ---------   -----------       -----------
BALANCE, JUNE 30, 1994                                        29,900           29,900       5,400          5,400          251,700

Common stock issued pursuant to March 1994
        private placement                                                                   2,400          2,400           39,600
Stock issuance costs incurred in connection with
        private placement                                                                                                 (13,000)
Common stock subscribed                                      354,700          354,700                                   3,192,300
Collections on stock subscriptions receivable
Net operating income (loss)
                                                        -------------      -----------   ---------   -----------       -----------
BALANCE, JUNE 30, 1995                                       384,600          384,600       7,800          7,800        3,470,600

Common stock issued pursuant to March 1994
        private placement                                   (529,600)        (529,600)    529,600        529,600
Common stock subscribed                                      250,400          250,400                                   2,253,600
Common stock subscriptions cancelled                         (79,400)         (79,400)                                   (737,100)
Collections on stock subscriptions receivable
Issuance of shareholders' notes receivable
Net operating income (loss)
                                                        -------------      -----------   ---------   -----------       -----------
BALANCE, JUNE 30, 1996                                        26,000           26,000     537,400        537,400         4,987,100

Common stock issued pursuant to March 1994
        private placement                                    (26,000)         (26,000)     31,500         31,500            54,000
Proceeds from shareholders' notes receivable
Net operating income (loss)
Net unrealized appreciation on
        investments

                                                        -------------      -----------   ---------   -----------       -----------
BALANCE, JUNE 30, 1997                                             -                -     568,900        568,900         5,041,100

Net operating income
Net unrealized appreciation on investments
                                                        -------------      -----------   ---------   -----------       -----------
BALANCE, SEPTEMBER 30, 1997 (UNAUDITED)                            -      $         -     568,900   $    568,900      $  5,041,100
                                                        =============      ===========   =========   ===========       ===========

                                                    Net Unrealized    Undistributed
                                                     Appreciation      Accumulated        Stock         Shareholders'      Total
                                                         On             Earnings       Subscriptions       Notes       Stockholders'
                                                     Investments       (Deficit)        Receivable      Receivable        Equity
                                                   ---------------    --------------   -------------    ------------  ------------
BALANCE, JULY 13, 1993

Issuance of common stock to founders                $          -     $      -         $         -      $               $    54,000
Common stock subscribed                                                                  (299,000)                               -
Stock issuance costs incurred in connection with
        proposed private placement                                                                                         (66,000)
Collections on stock subscription receivable                                               21,000                           21,000
Net operating income (loss)                                            (1,929)                                              (1,929)
                                                     -----------      --------         -----------      -----------     -----------
BALANCE, JUNE 30, 1994                                         -       (1,929)           (278,000)                           7,071

Common stock issued pursuant to March 1994
        private placement                                                                                                   42,000
Stock issuance costs incurred in connection with
        private placement                                                                                                  (13,000)
Common stock subscribed                                                                (3,547,000)                               -
Collections on stock subscriptions receivable                                             308,800                          308,800
Net operating income (loss)                                           (27,021)                                             (27,021)
                                                     -----------      --------         -----------      -----------     -----------
BALANCE, JUNE 30, 1995                                         -      (28,950)         (3,516,200)                -        317,850

Common stock issued pursuant to March 1994
        private placement
Common stock subscribed                                                                (2,504,000)                -          -
Common stock subscriptions cancelled                                                      819,000                            2,500
Collections on stock subscriptions receivable                                           5,201,200                        5,201,200
Issuance of shareholders' notes receivable                                                               (2,016,000)    (2,016,000)
Net operating income (loss)                                             7,086                                                7,086
                                                     -----------      --------         -----------      -----------     -----------
BALANCE, JUNE 30, 1996                                         -      (21,864)                  -        (2,016,000)     3,512,636

Common stock issued pursuant to March 1994
        private placement                                                                                                   59,500
Proceeds from shareholders' notes receivable                                                                 10,000         10,000
Net operating income (loss)                                            19,857                                               19,857
Net unrealized appreciation on
        investments                                      238,094                                                           238,094
                                                     -----------      --------         -----------      -----------     -----------
BALANCE, JUNE 30, 1997                                   238,094       (2,007)                  -        (2,006,000)     3,840,087

Net operating income
Net unrealized appreciation on investments
                                                     -----------      --------         -----------      -----------     -----------
BALANCE, SEPTEMBER 30, 1997 (UNAUDITED)             $    238,094     $ (2,007)        $         -      $ (2,006,000)   $ 3,840,087
                                                     ===========      ========         ===========      ===========     ===========



  The accompanying notes are an integral part of these financial statements.

                         EASTERN VIRGINIA SMALL BUSINESS
                             INVESTMENT CORPORATION

                            STATEMENTS OF CASH FLOWS



                                                                                             Three months
                                                                        Cumulative              Ended
                                               Year Ended June 30,     from inception        September 30,
                                             ------------------------- (July 13, 1993)   -----------------------
                                                1996        1997       to June 30, 1996    1996       1997
                                             ----------- ------------- ---------------- ----------- -----------
                                                                                        (Unaudited) (Unaudited)
CASH FLOWS FROM OPERATING
  ACTIVITIES:
   Net operating income and change in
    unrealized appreciation on investments   $    7,086    $  257,951   $ (21,864)        $           $
   Loans made                                         -      (400,000)        -
   Investments made                                   -    (1,140,000)        -
   Principal collected on loans made                  -       400,000         -
   Adjustments to reconcile net operating
    income and change in unrealized
    appreciation on investments
    to cash used in operating
    activities:
      Change in unrealized
      appreciation on investments                     -      (392,726)        -
      Depreciation and amortization                   -         6,054         -
      Deferred income taxes                     (17,500)      148,832     (17,500)

      Increase (decrease) in cash due
       to changes in:
         Interest receivable                          -        (5,729)          -
         Income taxes receivable                      -       (16,162)          -
         Accounts payable and
          accrued expenses                       16,682      (114,058)    114,989
         Income taxes payable                     6,538        (8,393)      8,393
                                             -----------   -----------   ---------   ---------   ---------
           Net cash provided by
            (used in) operations                 12,806    (1,264,231)     84,018
                                             -----------   -----------   ---------   ---------   ---------

CASH FLOWS FROM INVESTING
 ACTIVITIES:
   Proceeds from notes receivable
    - shareholders                                    -        65,000           -
   Decrease in restricted cash
    held for stock subscriptions                405,611             -           -
   Purchase of property and                           -       (52,997)          -
    equipment
   Increase in organization costs               (31,109)         (390)    (41,252)
                                             -----------   -----------   ---------   ---------   ---------
           Net cash provided by
            (used in) investing
            activities                          374,502        11,613     (41,252)
                                             -----------   -----------   ---------   ---------   ---------

CASH FLOWS FROM FINANCING
  ACTIVITIES:
   Net proceeds from issuance of
     common stock                             3,185,200         5,000   3,534,000
   Proceeds from short term debt                 19,000             -      19,000
   Curtailments of short term debt                    -       (19,000)          -
                                             -----------   -----------  ----------   ---------   ---------
           Net cash flow provided
             by (used in) financing
             activities                       3,204,200       (14,000)  3,553,000
                                             -----------   -----------  ----------   ---------   ---------

NET INCREASE (DECREASE) IN CASH AND
   CASH EQUIVALENTS
                                              3,591,508    (1,266,618)  3,595,766

CASH AND CASH EQUIVALENTS,
   BEGINNING OF YEAR                              4,258     3,595,766           -
                                             -----------   -----------  ---------   ---------   ---------

CASH AND CASH EQUIVALENTS, END OF
   YEAR                                     $ 3,595,766   $ 2,329,148  $3,595,766   $           $
                                             ===========   ===========  =========   =========   =========


SUPPLEMENTAL DISCLOSURE OF NON-CASH
FINANCING ACTIVITIES:

Stock was issued in the amount of $2,016,000 in partial exchange for notes receivable in 1996.

Stock was issued in the amount of $55,000 in partial exchange for notes receivable in 1997.


   The accompanying notes are an integral part of these financial statements.

A.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Nature of Business - Eastern Virginia Small Business Investment Corporation ( "the Company") was incorporated in the Commonwealth of Virginia on July 13,1993 and is a diversified closed-end investment company licensed by the Small Business Administration ( the "SBA") as a Small Business Investment Corporation ("SBIC") under the Small Business Investment Act of 1958, as amended ( the "SBA Act"). The Company makes equity investments in, and provides loans to, small business concerns, principally in the eastern Virginia region, to finance their growth, expansion and development.

     The Company operated as a development stage company through its fiscal year ended June 30, 1996. The Company made its first investment in November 1996, and subsequently made four other investments in the fiscal year ended June 30, 1997.

     Beginning on March 21, 1994, the Company issued in a private placement 1,000,000 shares of its common stock for $1,000 per share ( $1 par value ) pursuant to a private placement memorandum. As of June 30, 1996, the Company closed the offering, ultimately issuing 568,300 shares of common stock with aggregate net cash proceeds, after $79,000 of offering costs, of $3,598,000.

     On July 28,1995, the Company submitted its application to the SBA and on May 14, 1996 was granted a license to operate as a SBIC.

     Basis of Presentation and Use of Estimates - These financial statements are prepared in accordance with generally accepted accounting principles. In preparing financial statements in conformity with generally accepted accounting principles, management is required to make assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

     Cash and Cash Equivalents - The Company considers all highly liquid securities purchases with insignificant interest rate risk and original maturities of three months or less at the acquisition date to be cash equivalents. Cash and cash equivalents consisted of the following at:


                                      June 30, 1997  September 30, 1997
                                      -------------  ------------------
                                                         (unaudited)
              Cash                     $   19,678        $
              Certificate of Deposit      100,000
              Repurchase agreements     2,209,470
                                        ---------         ----------
               Total                   $2,329,148        $
                                        =========         ==========

     On June 30, 1997, the Company had purchased $2,209,470 of overnight repurchase agreements collateralized by U.S. government securities under agreements to resell on July 1, 1997. Due to the short-term nature of the agreements, the Company did not take possession of the securities which were instead held for the Company by a bank.

     Investment Valuation- Investments are carried at value, as determined by the Executive Committee of the Board of Directors. The Company through its Board of Directors has adopted the Model Valuation Policy, as published by the SBA, in Appendix III to Part 107 of Title 12 of the Code of Federal Regulations (the "Policy"). The Policy, among other things, presumes that loans and investments are acquired with the intent that they are to be held until maturity or disposed of in the ordinary course of business. Interest -bearing securities are valued in an amount not greater than cost, with unrealized depreciation being recognized when value is impaired. Equity securities of private companies are presumed to represent cost unless the performance of the portfolio company, positive or negative, indicates otherwise in accordance with the Policy guidelines. Equity securities of publicly traded companies are generally valued at their quoted market price discounted for the effect of restrictions on the sale of such securities. Discounts range from 0 % to 40%.

     Realized and Unrealized Gain or Loss on Investments - Realized gains or losses are recorded upon disposition of investments, calculated on the difference between the proceeds and the cost basis determined using the specific identification method. All other changes in the value of investments, including any provision for losses, are included as changes in the unrealized appreciation or depreciation in the statement of operations.

     Recognition of Interest and Dividend Income - Interest income is recorded on the accrual basis to the extent that management anticipates that such amounts will be collected. In all other cases, an entry is made to accrue interest, but the unpaid interest is monitored, and interest is recorded upon receipt. Dividend income is recognized on the ex-dividend date or the record date.

     Income taxes - Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate primarily to the treatment of start-up expenses and the appreciation of the Company's investments. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered.

     Depreciation and amortization - Property and equipment are stated at cost. Depreciation is determined using the straight-line method over estimated useful lives ranging from five to seven years.
     Leasehold improvements are amortized over the life of the related lease.

     Deferred Costs - Deferred costs of $41,642, which consist of incorporation costs and expenses, SBA license application fees and professional fees, are being amortized over a sixty-month period.

     Net Income Per Common Share - The computation of net income per common share is based on the weighted average number of common shares and common share equivalents outstanding during the period.

B.   INVESTMENTS

     As of June 30, 1997 and September 30, 1997, investments in small business concerns were as follows:

                                                  June 30, 1997       September 30, 1997
                                                 ---------------      ------------------
                                                 Cost      Value      Cost       Value
                                                 -----    ------      -----      ------
                                                                          (unaudited)
     Financial Services Company, located
     in eastern Virginia purchased 700
     shares of its 1996 Preferred Stock
     in November 1996, par value $1,000
     per share, annual cumulative
     preferred dividend of 10%, payable
     annually within fifteen days from
     the anniversary purchase date, for
     an aggregate purchase of $700,000.
     The Company also received a stock
     purchase warrant exercisable
     for the purchase of 125 shares of
     Voting Common Stock at $1.00 per
     share. The Company  made a short
     term secured loan of $50,000 in
     October 1996 at an annual rate
     of interest of 10%. The note
     was paid in full, with accrued
     interest of approximately $490
     in November 1996.                          $700,000   $874,410     $         $

                                                  June 30, 1997       September 30, 1997
                                                 ---------------      ------------------
                                                 Cost      Value       Cost       Value
                                                 -----    ------      -----      ------
                                                                        (unaudited)
     High Tech Communications Company,
     located in Chicago, Illinois - loan
     made on December 23, 1996 for
     $350,000, secured by collateral of
     an affiliate company, 10% annual
     interest rate, payable quarterly,
     five year term. The loan was paid in
     full, with accrued interest of
     approximately $8,900, in March 1997.
     The Company was also granted a stock
     purchase warrant exercisable from the
     date of grant at originally $1.50 per
     share for the purchase of 245,000 shares
     of Voting Common Stock. In June 1997, the
     exercise price was reduced to
     $1.02 per share in exchange for
     the Company agreeing to exercise
     the warrant.  In February 1997,
     in consideration for release of
     certain collateral, the
     portfolio company agreed to
     grant the Company an additional
     warrant to purchase 56,000
     shares of Voting Common Stock
     exercisable at $2.00 per share.              $    -   $208,891   $         $

     Finance Company, located in eastern
     Virginia - purchased 500 shares of its
     Convertible Preferred Stock in January,
     1997, par value $280 per share,
     annual cumulative dividend rate
     of 9%, for an aggregate purchase
     price of $140,000.                            140,000  146,300

     Meat Processing Company, located in
     eastern Virginia - purchased 125 shares
     of its 1997 Preferred Stock in April
     1997, par value $1,000 per share,
     annual dividend rate of 10%, for an
     aggregate investment of $125,000. The
     Company was also granted a stock purchase
     warrant exercisable from the date of
     grant at $.10 per share for the
     purchase of 1,177 Voting Common
     Shares.                                       125,000  128,125


                                           June 30, 1997       September 30, 1997
                                          ---------------      ------------------
                                          Cost      Value       Cost       Value
                                          -----    ------      -----      ------
                                                                  (unaudited)
     Sales and Service Company,
     located in eastern Virginia -
     purchased 100 shares of its
     Series A Redeemable Preferred
     Stock on May 30, 1997, par
     value $1,750 per share, annual
     cumulative dividend rate of
     13%, for an aggregate purchase
     price of $175,000. The Company
     was also granted a stock
     purchase warrant exercisable
     from the date of grant at $1.00
     per share for the purchase of
     up to 4% of the outstanding
     Voting Common Shares.              $  175,000  $  175,000  $        $
                                         ---------   ---------   -------  --------

                                        $1,140,000  $1,532,726  $        $
                                         =========   =========   =======  ========

C.   STOCKHOLDERS' NOTES RECEIVABLE

     In connection with the Company's private placement memorandum, dated March 21, 1994, the Company sold shares of common stock to accredited investors for 50% of the subscription price paid in cash and the balance financed by a non-interest bearing demand recourse promissory note. The Company holds the issued shares as collateral for the note until the note is paid in full. Other investors that purchased shares in this private placement elected to pay all cash for their shares at the time of issuance. As of June 30, 1997 and September 30, 1997, $2,006,000 and $________,
     respectively, of these notes were outstanding.

D.   INCOME TAXES

     The provision for income taxes consists of the following:

                                                                      Three months
                                              Year ended June 30,       ended
                                            --------------------     September 30,
                                             1997         1996            1997
                                            ------       -------     -------------
                                                                      (unaudited)
         Current income tax expense
           (benefit)                      $  (5,980)   $ 10,154     $
         Deferred income tax expense
           (benefit)                        148,832     (17,500)
                                           --------     -------      ----------
                                            142,852      (7,346)
         Amount included in change in
            unrealized appreciation on
            investments                    (154,632)        -
                                           --------     -------      ----------

            Total income tax benefit      $ (11,780)   $ (7,346)    $
                                           ========     =======      ==========

     In accordance with Regulation S-X, Article 6, the income tax expense associated with the unrealized appreciation in investments is shown as a reduction of the unrealized appreciation in investments.

     Deferred tax assets and liabilities consist of the following:


                                                      September 30,
                                         June 30,1997     1997
                                         ------------ -------------
                                                       (unaudited)
         Deferred tax assets:
            Depreciation and amortization   $ 23,300    $
            Less:  valuation allowance           -
                                            --------    --------

            Total net tax provision
               (benefit)                      23,300
                                            --------    --------

         Deferred tax liabilities:
            Appreciation in investments      154,632
                                            --------    --------
            Total deferred income tax
               liability                    $131,332    $
                                            ========    ========

E.   RELATED PARTY TRANSACTIONS

     During the fiscal years ended June 30, 1997 and 1996, the Company paid to a company owned by an officer and director of the Company management fees of $52,000 and $16,000, respectively, and expenses associated with his role with the Company. This expense is classified in management fees in the accompanying statements of operations.

     During fiscal year June 30, 1996, an officer and director of the Company loaned $19,000 to the Company, non-interest bearing . The amount was repaid on July 31, 1996.

F.   COMMITMENTS

     The Company leases office space under a non-cancelable operating lease, dated August 20,1996. The office lease provides for a term of five years and two months commencing on November 1, 1996 and ending on December 31, 2001, with increases in the base rental rate in years 1998 through 2001.

     On February 1, 1997, the Company entered into a sub-lease agreement with a company in which it has invested. The sub-lease agreement provides for the same term as the prime lease, except that this sub-lease may be terminated by either party on 90 days notice.

     Minimum future lease payments under the non-cancelable operating lease, and the offsetting anticipated sub-lease income, are as follows for each of the years ending June 30:


                               Prime      Sub-lease
                               Lease       Income         Net
                               -----       ------         ---
                1998        $ 26,262      $ 8,575       $17,687
                1999          27,586        8,995        18,591
                2000          28,824        9,415        19,409
                2001          30,102        9,835        20,267
                2002          15,372        5,880         9,492
                             -------        -----        ------
                            $128,146      $42,700       $85,446
                             =======       ======        ======

     Net rent expense for the years ended June 30, 1997 and 1996 was $20,918 and $1,633, respectively, and is included in operating expenses in the accompanying statements of operations.

G.   CONCENTRATIONS OF CREDIT RISK

     Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents. The Company maintains its cash accounts in a commercial bank located in Virginia. Cash balances are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $100,000 per financial institution. At June 30, 1997, the Company had approximately $22,000 in uninsured cash balances with a bank.

     Cash equivalents are principally maintained in U.S. government securities. These cash equivalents are not insured by the FDIC, but are collateralized by the underlying assets of the federal government. At June 30, 1997, these cash equivalents totaled $2,209,470.

H.   SUBSEQUENT EVENTS

     In July 1997, the Company exercised the stock purchase warrant of the high tech communications company, as described in Note B, for 245,000 shares of Voting Common Stock at $1.02 per share, for an additional investment of $249,900.

     In July 1997, the Company also purchased an additional $175,000 of the Series A Preferred Stock of the sales and service company, as described in Note B, and acquired an additional common stock purchase warrant, exercisable at $1.00 per share, for 44 shares of common stock.

     On September 8, 1997, the Board of Directors authorized the Company to issue and sell to the public up to 800,000 shares of common stock at $12.50 per share subject to the required affirmative vote of the stockholders of the Company. The Company has not engaged a broker or dealer for this transaction. If successful with this offering, the Company intends to apply for listing of its common stock on the NASDAQ Small Cap Market, when and if, the Company meets the listing requirements.

     The Board of Directors has submitted to a vote of the stockholders the amendment of the Company's Articles of Incorporation authorizing an increase in the number of authorized shares of common stock from 25,000 shares to 1,500,000 shares and declaring a one hundred-for-one stock split prior to the effective date of the proposed public offering. The stock split is to be implemented by a stock dividend of 99 shares for each share outstanding to shareholders of record on September 10, 1997, payable on the filing of the Certificate of Amendment of its Articles of Incorporation. Shareholders' equity has been restated to give retroactive recognition to the stock split for all periods presented by reclassifying from additional paid-in-capital to common stock the par value of the additional shares arising from the split. In addition, all references to numbers of shares, per share amounts and market prices of common stock have been restated to reflect the stock split.

     As of July 1997, the Company entered into a management contract with a company owned by the Company's President and Chief Executive Officer. The contract is for a five year term with an annual fee of $78,000 payable monthly, plus health insurance benefits. The contract also contains a non-compete provision for two years after the termination of the contract in the southeastern Virginia territory.

================================================================================

    No person is authorized in connection with any offer made hereby to give any information or to make any representation not contained in this Prospectus and, if given or made, such information or representation must not be relied upon as having been authorized by the Company. This Prospectus does not constitute an offer to sell or a solicitation of any offer to buy any security other than the shares of Common Stock offered hereby, nor does it constitute an offer to sell or a solicitation of any offer to buy any of the securities offered hereby to pay any person in any jurisdiction in which it is unlawful to make such an offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall under any circumstances create any implication that the information contained herein is correct as of any date subsequent to the date hereof.

                            ---------------------

                              TABLE OF CONTENTS

                                        Page
                                        ----
Prospectus Summary.........................2
Summary Financial Information..............3
Risk Factors...............................5
Use of Proceeds............................7
Dividend Policy............................7
Capitalization ............................8
Business...................................9
Management................................15
Principal Shareholders....................19
Description of Capital Stock..............19
Shares Eligible for Future Sale...........21
Federal Income Tax Considerations.........22
Index to Financial Statements............F-1

                            ----------------------

     Until __________, 1997 (25 days after the commencement of this Offering) all persons effecting transactions in Common Stock, whether or not participating in this distribution, may be required to deliver a Prospectus.

================================================================================
================================================================================



                                 800,000 SHARES

                               EASTERN VIRGINIA
                                SMALL BUSINESS
                                  INVESTMENT
                                 CORPORATION

                     A Small Business Investment Corporation


                                  COMMON STOCK

                             ----------------------
                                   PROSPECTUS
                             ----------------------

                          ______________________, 1997



================================================================================

                                    PART III

ITEM 29. MARKETING ARRANGEMENTS

      Not applicable

ITEM 30. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

      The expenses in connection with the issuance and distribution of the securities covered hereby, other than underwriting discounts and commissions and compensation to authorized agents, are, subject to future contingencies, estimated to be as follows:

SEC Registration Fee......................     $3,030
Legal Fees and Expenses...................        *
Accounting Fees and Expenses..............        *
Blue Sky Fees and Expenses................        *
Printing Expenses.........................        *
Miscellaneous.............................        *
     Total................................   $200,000
                                              =======
------------------------
*To be filed by amendment

ITEM 31. RELATIONSHIP WITH REGISTRANT OF EXPERTS NAMED IN REGISTRATION STATEMENT

      Not applicable.

ITEM 32.  RECENT SALES OF UNREGISTERED SECURITIES

      Between February 1994 and February 1997, the Registrant sold 568,900 shares of Common Stock, par value $1 per share, for $5,689,000. There were no principal underwriters. All securities were sold pursuant to exemptions under the Securities Act of 1933 to five founders, 79 "accredited investors" and three "non-accredited" investors, as defined in the Securities Act of 1933 (the "Securities Act"), as follows:.

                                                                                                      NUMBER OF SHARES OF
NAME OF SHAREHOLDER                                                              DATE OF PURCHASE     COMMON STOCK PURCHASED
-------------------                                                              ----------------     ----------------------
   Hansen, Eugene W...........................................................   February 7, 1994                200
   Fox, Eric L................................................................   February 7, 1994                100
   Lindauer, J. Alan..........................................................   February 7, 1994                100
   Richardson, Philip W. .....................................................   February 7, 1994                100
   Baker, Samantha L..........................................................   February 7, 1994                100
   Hansen, Eugene W., IRA Prudential Securities Custodian.....................   May 6, 1994                   4,800
   Meredith, Peter M., Jr.....................................................   November 14, 1994               500
   Lindauer, J. Alan..........................................................   November 14, 1994               500
   Davenport & Co. of Va., Inc. fbo Eugene W. Hansen, IRA.....................   December 5, 1994                400
   Low, Robert I..............................................................   December 10, 1994               500
   Fox, Eric L................................................................   February 2, 1995                500
   Meredith Realty Holding Company, L.L.C.....................................   June 30, 1996                10,000
   Chisman, J. W. W. ,Jr......................................................   June 30, 1996                10,000
   Industrial Development Authority of York County............................   June 30, 1996                 5,000
   White, Corbin B............................................................   June 30, 1996                 5,000
   JFR Reinsurance Co., Ltd...................................................   June 30, 1996                 5,000
   Miller, Augustus C.........................................................   June 30, 1996                10,000
   Virginia Beach Federal Savings Bank........................................   June 30, 1996                10,000
   Kavadias, Gabriel .........................................................   June 30, 1996                 5,000
   Santiago, Gloria A. .......................................................   June 30, 1996                   500
   William A. Gooch Trust.....................................................   June 30, 1996                10,000
   Nelson, J. Brock...........................................................   June 30, 1996                   500
   Scott & Stringfellow, Inc. fbo Victor Cabanas, MD IRA .....................   June 30, 1996                 5,000
   Uy, Gregorio C. ...........................................................   June 30, 1996                 5,000
   Miller, Jerrold L..........................................................   June 30, 1996                 5,000
   Irwin, R. Thomas Dobson Revocable Living Trust.............................   June 30, 1996                 5,000
   Santos, Amelia L...........................................................   June 30, 1996                 5,000
   Commerce Bank..............................................................   June 30, 1996                35,000
   Hampton Roads Chamber Foundation...........................................   June 30, 1996                 5,000
   Ornstein, Yevrah...........................................................   June 30, 1996                 5,000
   Ornstein, Richard G........................................................   June 30, 1996                10,000
   James C. Nocito, Inc. Profit Sharing.......................................   June 30, 1996                 5,000
   Farrell, Paul J. & Lynne G.................................................   June 30, 1996                 5,000
   Andrews, J. E..............................................................   June 30, 1996                10,000
   York Oil Company Profit Sharing............................................   June 30, 1996                 5,000
   Rogelio F. Arcuino, MD Profit Sharing Plan.................................   June 30, 1996                10,000
   Garden Capital Acquisitions, L.L.C.........................................   June 30, 1996                 5,000
   Domestic Virginia Partnership..............................................   June 30, 1996                 5,000
   Irving, D. P...............................................................   June 30, 1996                 5,000
   AutoInfo Finance of Virginia, Inc..........................................   June 30, 1996                20,000
   Davis Oil Company Employee Trust...........................................   June 30, 1996                11,000
   Portsmouth Industrial Foundation...........................................   June 30, 1996                 5,000
   The Manfred and Sonya Bloch Revocable Trust................................   June 30, 1996                 5,000
   Hall, Joseph B.............................................................   June 30, 1996                10,000
   Old Dominion University Research Foundation................................   June 30, 1996                10,000
   Old, William W.............................................................   June 30, 1996                 5,000
   Patten, Donald N...........................................................   June 30, 1996                 5,000
   Resource Bank..............................................................   June 30, 1996                 5,000

                                                                                                      NUMBER OF SHARES OF
NAME OF SHAREHOLDER                                                              DATE OF PURCHASE     COMMON STOCK PURCHASED
-------------------                                                              ----------------     ----------------------
   Signet Bank.................................................................  June 30, 1996                10,000
   Old Point National Bank.....................................................  June 30, 1996                 5,000
   Cooper, David J.............................................................  June 30, 1996                 5,000
   Smith, L.A. Jr.& V. K.......................................................  June 30, 1996                 2,000
   Goodloe, Norman.............................................................  June 30, 1996                20,000
   Kayes, Micheal T............................................................  June 30, 1996                 5,000
   Pallet, Claude Stanley......................................................  June 30, 1996                 3,000
   Pomar Holding Company, L.L.C................................................  June 30, 1996                10,000
   Mastracco, Vincent J. , Jr..................................................  June 30, 1996                 5,000
   Juanarena, Douglas B........................................................  June 30, 1996                 8,000
   Chisman, J. W. W., Jr.......................................................  June 30, 1996                 1,000
   J. Daniel Ballard & Henry U. Harris III.....................................  June 30, 1996                 5,000
   Ehrenzeller, Charles F......................................................  June 30, 1996                 5,000
   Ellis, Jeffrey R............................................................  June 30, 1996                 5,000
   Rumsey, Carl C..............................................................  June 30, 1996                 1,000
   Divaris, Gerald S...........................................................  June 30, 1996                 1,000
   Levin. Eugene M.............................................................  June 30, 1996                 2,500
   Ross, Jess G. & Jeanne P....................................................  June 30, 1996                 6,000
   Dr. Gerald Einhorn, Ltd. Defined Benefit Plan...............................  June 30, 1996                 2,500
   Freidberg, Marvin S.........................................................  June 30, 1996                 2,500
   Viola, Pat J................................................................  June 30, 1996                 1,700
   Pariser, Carol O............................................................  June 30, 1996                 1,600
   Viola, Emil A...............................................................  June 30, 1996                 1,700
   Stern, Russell T., Jr.......................................................  June 30, 1996                15,000
   Haynes, Patrick J., III.....................................................  June 30, 1996                15,000
   Hearring, William J.........................................................  June 30, 1996                 5,000
   Lindauer, J. Alan...........................................................  June 30, 1996                   600
   Hansen, Eugene W............................................................  June 30, 1996                   200
   Davenport & Co. of Va., Inc. c/f
      Eugene W. Hansen, IRA....................................................  June 30, 1996                14,300
   Mauer, Anne R...............................................................  June 30, 1996                 3,300
   Hines, Angus I., III........................................................  June 30, 1996                 3,400
   Stulb, Marilyn H............................................................  June 30, 1996                 3,300
   Fox, Eric L.................................................................  June 30, 1996                 4,500
   Santoro, Frank J............................................................  June 30, 1996                 5,000
   Meredith, Peter M., Jr......................................................  June 30, 1996                   500
   Williamson, B. Yeh..........................................................  June 30, 1996                 5,000
   Virginia Eastern Shore Sustainable Development Corporation..................  June 30, 1996                 5,000
   J. M. Peterson & E. S. Lifland Trustees, Roger Frost 401(k) Plan............  June 30, 1996                 5,000
   Industrial Development Authority of the City of Suffolk,
       Virginia, Inc...........................................................  June 30, 1996                 3,000
   Economic Development Authority of the City of Newport
       News, Virginia..........................................................  June 30, 1996                 5,000
   Industrial Development Authority of the City of Hampton,
       Virginia................................................................  June 30, 1996                 5,000
   Hometown Bank & Co. for J. Alan Lindauer Profit Sharing Plan................  June 30, 1996                40,000

                                                                                                      NUMBER OF SHARES OF
NAME OF SHAREHOLDER                                                              DATE OF PURCHASE     COMMON STOCK PURCHASED
-------------------                                                              ----------------     ----------------------
   Montero, Juan M. II MD P.C. Profit Sharing and Money
       Purchase Pension Plan ..................................................  June 30, 1996                  5,000
   Falk, Charles E. Sr.........................................................  July 17, 1996                  5,000
   Marioneaux, Stephanie J. & Harold J.........................................  July 17, 1996                  5,000
   Angus I. Hines, Inc.........................................................  July 17, 1996                 10,000
   Low, Robert I...............................................................  August 28, 1996                1,500
   Hamlin, Janet Hale .........................................................  September 24, 1996             2,500
   Friedman, Leslie H..........................................................  September 24, 1996             2,500
   Goodman & Company 401(k) Profit Sharing Plan for
       Roger L. Frost..........................................................  February 1, 1997               5,000
                                                                                                              -------
                                             Total Number of Shares Outstanding                               568,900
                                                                                                              =======

         The aggregate cash proceeds of Common Stock in the private placement were $3,677,000. The terms of the private placement permitted "institutional investors," as defined by SBA Regulations (substantially equivalent to "accredited investors" as defined in Rule 501 of Regulation D under the Securities Act) to purchase shares of Common Stock by paying 50% of the purchase price in cash and the balance by a non-interest bearing recourse demand promissory note, secured by the purchased Common Stock. There were no underwriting discounts or commissions. The Registrant received $2,006,000 in such notes.

         The Common Stock was sold pursuant to an exemption from registration under Section 4(2) of the Securities Act and Rule 506 of Regulation D. This exemption was available because sales of the shares (i) were made to no more than 35 non-accredited investors who, either alone or with their purchaser representatives, had such knowledge and experience in financial and business matters to evaluate the merits of an investment of the Registrant, (ii) were not made pursuant to any general solicitation or general advertising and (iii) were subject to limitations on resale pursuant to Rule 502(d) of Regulation D.

ITEM 33. TREATMENT OF PROCEEDS FROM STOCK BEING REGISTERED

      Not applicable.

ITEM 34.  UNDERTAKINGS

      Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

      Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "1933 Act") may be permitted to directors, officers and controlling persons of the undersigned registrant, the registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the mater has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

      The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement is reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(H) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

ITEM 35. FINANCIAL STATEMENTS AND EXHIBITS

      (a) Financial Statements (incorporated by reference to the Prospectus under the caption "Index To Financial Statements"). All other schedules are omitted because they are not applicable or the required information is shown in the financial statements or the notes thereto.

      (b)   Exhibits

              (1)      Amended and Restated Articles of Incorporation of the Registrant, as filed in
                       Virginia on _________________. *

              (2)      Amended and Restated Bylaws of the Registrant.*

              (3)      Exhibit (1) is incorporated by reference.

              (4)      None.

              (5)      Exhibits (1) and (2) are incorporated by reference.

              (6)      None.

              (7)      Management Agreement, dated as of July 1, 1997, between the
                       Registrant and Waterside Management, Inc.*

              (8)      The Registrant's license from the Small Business Administration.*

              (9)      None.

              (10)     None.

              (11)     Opinion of Clark & Stant, P.C.*

              (12)     Not applicable.

              (13)     Financial Data Schedule

              (14)     Consent of Hoffman, Morrison & Fitzgerald. P.C.

         -----------------------------
         *To be filed by amendment

                                  SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Norfolk, and the Commonwealth of Virginia, on the 30th day of September, 1997.

                              EASTERN VIRGINIA SMALL BUSINESS
                              INVESTMENT CORPORATION


                              By:/s/      J. Alan Lindauer
                                 ----------------------------------------------
                                          J. Alan Lindauer
                                          President and Chief Executive Officer


      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated. Each person whose signature appears below constitutes and appoints J. Alan Lindauer, Eric L. Fox and Peter M. Meredith, Jr., and each of them individually, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission granting unto each said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully as he might or could do in person, hereby ratifying and confirming all that each said attorney-in-fact and agent or his substitute may lawfully do or cause to be done by virtue hereof.


     Signature                       Title                                              Date
     ---------                       -----                                              ----
/s/ James E. Andrews                 Director                                  September.30, 1997
---------------------------------
    James E. Andrews

/s/ Donna C. Bennett                 Director                                  September 30, 1997
---------------------------------
    Donna C. Bennett

/s/ J. W. Whiting Chisman, Jr.       Member of Executive Committee             September 30, 1997
---------------------------------    and Director
   J. W. Whiting Chisman, Jr.

/s/ Jeffrey R. Ellis                 Director                                  September 30, 1997
---------------------------------
   Jeffrey R. Ellis

/s/ Eric L. Fox                      Member of Executive Committee             September 30, 1997
---------------------------------    Member, Director and Secretary/Treasurer
    Eric L. Fox

/s/ Roger L. Frost                   Director                                  September 30, 1997
---------------------------------
    Roger L. Frost

/s/ Ernest F. Hardee                 Member of Executive Committee             September 30, 1997
---------------------------------    and Director
    Ernest F. Hardee

/s/ Henry U. Harris, III             Director                                  September 30, 1997
---------------------------------
    Henry U. Harris, III

/s/ Matthew James                    Director                            September 30, 1997
---------------------------------
    Matthew James

/s/ J. Alan Lindauer                 Member of Executive Committee       September 30, 1997
---------------------------------    and President
    J. Alan Lindauer

/s/ Robert I. Low                    Member of Executive Committee       September 30, 1997
---------------------------------    and Director
    Robert I. Low

/s/ Harold J. Marioneaux, Jr.        Director                            September 30, 1997
-------------------------------
    Harold J. Marioneaux, Jr.

/s/ Peter M. Meredith, Jr.           Chairman of the Board of            September 30, 1997
--------------------------------     Directors, Member of Executive
    Peter M. Meredith, Jr.           Committee and Director

/s/ Augustus C. Miller               Director                            September 30, 1997
-------------------------------
    Augustus C. Miller

/s/ Paul F. Miller                   Director                            September 30, 1997
------------------------------
    Paul F. Miller

/s/ Juan M. Montero, II              Director                            September 30, 1997
------------------------------
    Juan M. Montero, II

/s/ R. Scott Morgan, Sr.             Director                            September 30, 1997
------------------------------
    R. Scott Morgan, Sr.

/s/ James W. Noel, Jr.               Director                            September 30, 1997
------------------------------
    James W. Noel, Jr.

/s/ Thomas A. O'Grady                Director                            September 30, 1997
------------------------------
    Thomas A. O'Grady

/s/ Richard G. Ornstein              Member of Executive Committee       September 30, 1997
------------------------------       and Director
    Richard G. Ornstein

/s/ Richard S. Schreiber             Director                            September 30, 1997
------------------------------
    Richard A. Schreiber

/s/ Jordan E. Slone                  Director                            September 30, 1997
------------------------------
    Jordan E. Slone
